SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Docusign Envelope ID: B4A76DAF-0712-4FF7-8308-8542D0D50F77

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

INTERIM FINANCIAL INFORMATION

COMPANHIA SIDERÚRGICA NACIONAL

AS OF SEPTEMBER 30, 2025
AND INDEPENDENT AUDITOR'S REPORT

Docusign Envelope ID: B4A76DAF-0712-4FF7-8308-8542D0D50F77

Forvis Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of
Companhia Siderúrgica Nacional
Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), identified as parent company and consolidated, contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2025, which comprise the balance sheet as of September 30, 2025 and the related statements of income, comprehensive income, for three and nine-months period then ended and changes in shareholder's equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

2

Docusign Envelope ID: B4A76DAF-0712-4FF7-8308-8542D0D50F77

Forvis Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

Other matters

Statement of Value Added

The previously mentioned quarterly information includes the individual and consolidated interim financial information of Value Added (DVA), referring to the nine-months period ended September 30, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for international standard IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken as a whole.

Barueri, November 4, 2025.

Forvis Mazars Auditores Independentes - Sociedade Simples Ltda.
CRC 2 SP023701/O-8

Assinado por:
Danniel Augusto Reis
Danniel Augusto Reis
CRC 1SP254522/O-0

3

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	09/30/2025	12/31/2024	09/30/2025	12/31/2024		Notes	09/30/2025	12/31/2024	09/30/2025	12/31/2024
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	3	16,526,099	23,310,197	700,793	5,666,618	Borrowings and financing	12	8,852,012	8,821,679	4,926,573	5,201,174
Financial investments	4	914,077	911,378	896,613	895,573	Payroll and related taxes		688,931	560,695	232,445	184,696
Trade receivables	5	2,706,484	2,900,998	1,442,171	1,555,141	Trade payables	15	7,087,400	7,030,734	3,638,920	3,596,080
Inventory	6	10,265,297	10,439,741	6,506,401	6,839,246	Tax payables		761,584	719,253	132,874	195,063
Recoverable taxes	7	1,300,556	1,367,316	404,514	668,137	Labor and civil provisions	18	106,628	132,112	73,525	61,008
Other current assets	8	1,124,136	856,063	1,182,681	1,012,495	Advances from customers	16	4,097,692	3,648,639	415,969	382,350
Total current assets		32,836,649	39,785,693	11,133,173	16,637,210	Dividends and interest on equity payable	16	4,425	61,965	6,094	6,242
						Trade payables – forfaiting	15.a	2,182,867	2,902,593	1,416,596	2,214,482
Non-Current						Other payables	16	1,039,675	1,238,805	965,567	1,174,978
Long-term realizable asset						Total current liabilities		24,821,214	25,116,475	11,808,563	13,016,073
Financial investments	4	24,864	169,977		142,423
Deferred taxes assets	17.b	6,646,949	7,345,326	4,475,408	4,750,333	Non-Current
Inventory	6	2,030,856	1,761,172			Borrowings and financing	12	43,294,938	48,092,942	22,462,624	25,044,466
Recoverable taxes	7	3,653,742	2,799,951	2,485,087	1,838,343	Deferred taxes assets	17.b	632,529	541,329
Other non-current assets	8	4,865,058	5,232,370	5,711,140	5,360,281	Provision for tax, social security, labor, civil and environmental risks	18	798,575	1,245,590	284,077	276,689
		17,221,469	17,308,796	12,671,635	12,091,380	Employee benefits		516,536	473,046	495,333	454,161
						Provisions for environmental liabilities and decommissioning	19	1,203,930	1,133,363	133,842	142,989
Investments	9	7,163,009	5,948,051	27,835,808	26,292,822	Provision for investment losses	9			10,723,415	11,458,813
Property, plant and equipment	10	32,610,732	30,426,023	10,352,409	9,664,413	Other payables	16	12,202,503	11,844,793	2,007,904	2,089,266
Intangible assets	11	10,993,733	10,438,091	64,657	68,070	Total non-current liabilities		58,649,011	63,331,063	36,107,195	39,466,384
Total non-current assets		67,988,943	64,120,961	50,924,509	48,116,685
						Shareholders’ equity
						Paid-up capital	21	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves	21.a	2,056,970	2,056,970	2,056,970	2,056,970
						Legal reserves		1,158,925	1,158,925	1,158,925	1,158,925
						Earnings reserves		640,460	3,232,313	640,460	3,232,311
						Net income/(loss)		(922,226)	(2,591,853)	(922,226)	(2,591,851)
						Other comprehensive income		967,795	(1,824,917)	967,795	(1,824,917)
						Total shareholders' equity of controlling shareholders		14,141,924	12,271,438	14,141,924	12,271,438
						Earnings attributable to the non-controlling interests		3,213,443	3,187,678
						Total shareholders' equity		17,355,367	15,459,116	14,141,924	12,271,438
TOTAL ASSETS		100,825,592	103,906,654	62,057,682	64,753,895	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		100,825,592	103,906,654	62,057,682	64,753,895
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)

			Consolidated		Controladora		Consolidated		Controladora
		Nine-month period ended		Nine-month period ended		Three-month period ended		Three-month period ended
	Notes	9/30/2025	9/30/2024	9/30/2025	9/30/2024	9/30/2025	9/30/2024	9/30/2025	9/30/2024

Net Revenue	23	33,394,783	31,661,321	12,553,574	13,945,349	11,793,868	11,066,589	3,887,573	5,073,830
Costs of goods sold and services rendered	24	(24,669,191)	(23,747,585)	(11,764,717)	(13,313,207)	(8,326,618)	(8,332,916)	(3,715,938)	(4,758,178)
Gross profit		8,725,592	7,913,736	788,857	632,142	3,467,250	2,733,673	171,635	315,652

Operating (expenses)/income		(4,471,770)	(4,935,811)	(312,678)	(1,333,437)	(1,743,821)	(1,952,192)	(31,978)	(310,106)
Selling expenses	24	(3,621,674)	(4,054,126)	(593,846)	(624,542)	(1,328,433)	(1,492,210)	(178,965)	(210,872)
General and administrative expenses	24	(712,210)	(647,360)	(286,623)	(282,179)	(231,287)	(216,443)	(90,719)	(91,003)
Equity in results of affiliated companies	9	401,854	314,304	1,177,153	106,158	156,627	122,705	435,178	182,972
Other operating (expenses)/income, net	25	(539,740)	(548,629)	(609,362)	(532,874)	(340,728)	(366,244)	(197,472)	(191,203)
Other operating income		192,574	683,639	113,947	135,453	48,765	105,569	(28,363)	32,646
Other operating expenses		(732,314)	(1,232,268)	(723,309)	(668,327)	(389,493)	(471,813)	(169,109)	(223,849)

Income before financial income (expenses)		4,253,822	2,977,925	476,179	(701,295)	1,723,429	781,481	139,657	5,546
Financial income (expenses), net	26	(5,193,419)	(4,551,506)	(2,371,817)	(2,126,000)	(1,442,833)	(1,931,588)	(539,990)	(1,167,198)
Financial income		1,233,371	992,638	639,146	431,365	407,396	273,672	208,699	96,378
Financial expenses		(4,947,507)	(4,985,542)	(2,231,167)	(2,516,463)	(1,473,826)	(1,820,640)	(617,726)	(953,047)
Other financial items, net		(1,479,283)	(558,602)	(779,796)	(40,902)	(376,403)	(384,620)	(130,963)	(310,529)

Income before income taxes	17	(939,597)	(1,573,581)	(1,895,638)	(2,827,295)	280,596	(1,150,107)	(400,333)	(1,161,652)
Income tax and social contribution		154,086	120,437	973,412	868,478	(204,158)	399,237	263,253	321,315

Net income for the period		(785,511)	(1,453,144)	(922,226)	(1,958,817)	76,438	(750,870)	(137,080)	(840,337)

Attributable to:
Earnings attributable to the controlling interests		(922,226)	(1,958,817)	(922,226)	(1,958,817)	(137,080)	(840,337)	(137,080)	(840,337)
Earnings attributable to the non-controlling interests		136,715	505,673			213,518	89,467

Loss basic and diluted per share (in R$)	21.e			(0.69545)	(1.47713)			(0.10337)	(0.63369)
The Accompanying notes are an integral part of these consolidation financial statement

				Consolidated
	Nine-month period ended		Three-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Net income/(loss)	(785,511)	(1,453,144)	76,438	(750,870)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	1,066	(1,295)	993	40
	1,066	(1,295)	993	40

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(90,236)	452,670	(87,153)	73,466
(Loss)/gain cash flow hedge accounting, net of taxes	2,262,203	(1,476,000)	343,804	312,401
Cash flow hedge reclassified to income upon realization, net of taxes	147,115	(7,987)	5,195	772
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	673,254	77,083	163,687	76,848
	2,992,336	(954,234)	425,533	463,487

	2,993,402	(955,529)	426,526	463,527

Comprehensive income for the year	2,207,891	(2,408,673)	502,964	(287,343)

Attributable to:
Earnings attributable to the controlling interests	1,862,539	(2,929,954)	238,719	(392,369)
Earnings attributable to the non-controlling interests	345,352	521,281	264,245	105,026
	2,207,891	(2,408,673)	502,964	(287,343)

				Parent Company
	Nine-month period ended		Three-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Net income/(loss)	(922,226)	(1,958,817)	(137,080)	(840,337)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	1,065	(1,297)	991	40
	1,065	(1,297)	991	40

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(90,236)	452,670	(87,153)	73,465
(Loss)/gain cash flow hedge accounting, net of taxes	2,262,203	(1,476,000)	343,804	312,401
Cash flow hedge reclassified to income upon realization, net of taxes	147,115	(7,987)	5,195	771.41
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	464,618	61,477	112,962	61,290

	2,783,700	(969,841)	374,808	447,928

	2,784,765	(971,137)	375,799	447,968

Comprehensive income for the year	1,862,539	(2,929,954)	238,719	(392,369)
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)
			de capital
				Capital	Legal
	Paid-up capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory
Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Total comprehensive income							(922,226)	2,792,712	1,870,486	(57,508)	1,812,978

Net loss							(922,226)		(922,226)	136,715	(785,511)
-
Other comprehensive income								2,792,712	2,792,712	(194,223)	2,598,489
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								1,065	1,065	1	1,066
Cumulative translation adjustments for the year								(90,236)	(90,236)		(90,236)
(Loss)/gain cash flow hedge accounting, net of taxes								2,262,203	2,262,203		2,262,203
Cash flow hedge reclassified to income upon realization, net of taxes								147,115	147,115		147,115
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								464,618	464,618	208,636	673,254
Gain on the percentage change in investments								7,947	7,947		7,947
Allocation of profit/(loss) for the year										(402,860)	(402,860)
Dividends approved at SBM 05/08/2025										(337,783)	(337,783)
Interest on shareholders' equity approved at SBM 05/08/2025										(65,077)	(65,077)
Capital transactions										83,273	83,273
Constitution of subsidiaries in foreign operations										1,170	1,170
Result of acquisition of ownership interest in Grupo Estrela										82,103	82,103
Balances as at September 30 2025	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460	(922,226)	967,795	14,141,924	3,213,443	17,355,367

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Net cash from operating activities		(1,006,669)	5,102,490	(1,331,862)	(925,155)
Cash flow from operating activities		3,369,715	4,782,847	474,387	(175,473)
Earnings attributable to the controlling interests		(922,228)	(1,958,720)	(922,228)	(1,958,818)
Earnings attributable to the non-controlling interests		136,715	505,673
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	26	2,933,782	2,924,941	1,376,689	1,307,125
Financial charges in borrowing and financing granted		(302,167)	(119,777)	(269,558)	(165,671)
Charges on lease liabilities	14	84,137	73,876	2,586	1,233
Equity in results of affiliated companies	9	(401,854)	(314,304)	(1,177,153)	(99,504)
Deferred taxes assets	17.b	(794,545)	(1,016,726)	(966,240)	(868,478)
Provision for tax, social security, labor, civil and environmental risks		(469,389)	32,628	19,905	43,359
Exchange, Monetary and Cash Flow Hedge		(260,222)	1,326,769	1,182,577	80,674
Write-off of property, plant and equipment right of use and Intangible assets	9, 10, 11 and 14	36,454	32,334	(11,427)	20,443
Provision for environmental liabilities and decommissioning of assets		70,553	58,556	(9,147)	(10,381)
Updated shares – Fair value through profit or loss	26	166,167	508,311	166,167	542,108
Depreciation, amortization and depletion	24	3,088,296	2,797,924	1,074,077	983,338
Accrued/(reversal) for consumption and services		(56,814)	(88,991)	6,376	(28,600)
Dividends USIMINAS		(4,907)	(45,063)	(4,835)	(44,912)
Other provisions		65,737	65,416	6,598	22,611

Changes in assets and liabilities		(4,376,384)	319,644	(1,806,249)	(749,682)
Trade receivables - third parties		510,591	586,625	298,545	(168,781)
Trade receivables - related party		4,512	(2,911)	(211,892)	716,897
Inventory		(415,253)	(1,204,709)	(63,588)	(937,038)
Dividends and receivables - related parties		27,618	45,063	938,113	1,153,746
Recoverable taxes		(766,239)	35,082	(383,121)	(16,581)
Judicial deposits		27,211	(150,354)	(23,588)	7,866
Receipt of RFFSA receivables		(506,381)	442,246	(506,381)	442,246
Other assets		(122,751)	313,754	(102,038)	(29,837)
Trade payables		(204,001)	(644,274)	6,999	18,237
Trade payables – Forfaiting and Drawee risk		(715,335)	(482,380)	(797,886)	(1,022,709)
Payroll and related taxes		98,254	165,977	47,750	68,918
Tax payables		(9,134)	(516,748)	(60,813)	21,062
Payables to related parties		7,623	(22,066)	48,196	54,248
Advance of customers of mineral and energy contracts		297,957	4,445,402	(270,359)	93,685
Interest paid	12.a	(3,056,397)	(2,794,212)	(1,326,124)	(1,158,345)
Interest received				1,035	1,391
Receipts/(Payments) from hedging operations, cash flow and derivatives		(230,184)	(49,618)	(65,236)	(16,757)
Other liabilities		169,144	152,766	157,758	22,071

Net cash investment activities		(4,615,465)	(3,435,874)	(2,990,948)	(1,932,904)
Investments / AFAC / Acquisitions of Shares		(23,600)	(32,000)	(110,858)	(143,953)
Cash received in acquisition of Gramperfil		13,261
Purchase of property, plant and equipment, intangible assets and investment property	9, 10 and 11	(3,893,115)	(3,435,772)	(1,580,574)	(1,643,683)
Intercompany loans granted		(57,911)	(71,531)	(591,050)	(138,603)
Intercompany loans received		6,124	8,768	3,888	3,888
Financial Investments, net of redemption		(454,385)	94,661	(455,417)	(10,553)
Acquisition of Gramperfil's investments		(35,948)
Acquisition of Grupo Estrela's investments		(300,000)		(300,000)
Sale of financial assets		43,063		43,063
Cash received in acquisition of Grupo Estrela		87,046
Net cash used in financing activities		(1,179,339)	848,131	(643,015)	2,060,660
Borrowings and financing raised	12.a	10,072,906	7,903,465	2,342,882	3,585,289
Transactions cost - Borrowings and financing		(113,275)	(89,929)	(11,240)	(47,584)
Borrowings and financing – related parties	12.a				2,487,558
Amortization of borrowings and financing	12.a	(10,427,053)	(5,181,446)	(2,373,222)	(2,166,531)
Amortization of borrowings and financing - related parties	12.a			(591,569)	(839,238)
Amortization of leases	14	(269,986)	(223,959)	(9,866)	(9,445)
Advance iron ore payments		66,717
Amortization advance iron ore payments		(66,717)
Repurchase of Treasury Shares			(327,069)
Dividends and interest on shareholder’s equity		(441,931)	(1,232,931)		(949,389)

Exchange Variation on Cash and Equivalents		17,375	(108,557)

Increase (decrease) in cash and cash equivalents		(6,784,098)	2,406,190	(4,965,825)	(797,398)
Cash and equivalents at the beginning of the year		23,310,197	16,046,218	5,666,618	2,270,070
Cash and equivalents at the end of the year		16,526,099	18,452,408	700,793	1,472,672
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

		Consolidated		Parent Company
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Revenues
Sales of products and services rendered	37,939,753	35,992,315	15,381,371	16,815,727
Other income/(expenses)	138,669	114,608	122,817	64,624
Provision for (reversal of) doubtful debts	(8,955)	(28,757)	(1,269)	(20,042)
	38,069,467	36,078,166	15,502,919	16,860,309
Raw materials acquired from third parties
Cost of sales and services	(17,399,022)	(17,094,775)	(9,420,988)	(10,953,809)
Materials, electric power, outsourcing and other	(4,232,059)	(4,348,444)	(941,805)	(985,134)
Impairment/recovery of assets	(120,519)	(45,184)	(65,720)	(91,642)
	(21,751,600)	(21,488,403)	(10,428,513)	(12,030,585)
Gross value added	16,317,867	14,589,763	5,074,406	4,829,724

Retentions
Depreciation, amortization and depletion	(3,088,297)	(2,793,742)	(1,074,078)	(982,697)
Value added created	13,229,570	11,796,021	4,000,328	3,847,027

Value added received
Equity in results of affiliated companies	401,854	314,304	1,177,153	106,158
Financial income	1,233,371	484,327	639,146	(76,946)
Other and exchange gains	1,294,075	678,567	59,623	(1,589)
	2,929,300	1,477,198	1,875,922	27,623
Value added for distribution	16,158,870	13,273,219	5,876,250	3,874,650

Value added distributed
Personnel and Charges	3,411,766	3,134,308	1,260,389	1,212,092
Salaries and wages	2,690,272	2,496,916	942,236	924,172
Benefits	557,321	498,535	255,428	235,635
Severance payment (FGTS)	164,173	138,857	62,725	52,285
Taxes, fees and contributions	5,804,211	5,859,443	2,463,484	2,568,236
Federal	3,120,564	3,088,265	1,196,147	1,315,100
State	2,662,437	2,756,526	1,267,337	1,253,136
Municipal	21,210	14,652
Remuneration on third-party capital	7,728,404	5,732,612	3,074,603	2,053,139
Interest	4,607,421	3,564,447	2,293,589	1,619,425
Rental	7,538	18,212	4,017	5,674
Other and exchange losses	3,113,445	2,149,953	776,997	428,040
Interest on equity	(785,511)	(1,453,144)	(922,226)	(1,958,817)
Income for the year/Retained earnings	(922,226)	(1,958,817)	(922,226)	(1,958,817)
Non-controlling interests	136,715	505,673
	16,158,870	13,273,219	5,876,250	3,874,650
The Accompanying notes are an integral part of these consolidation financial statement

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

1.	OPERATING CONTEXT

Companhia Siderúrgica Nacional (CSN) is a publicly-held corporation headquartered in the capital of the state of São Paulo. Founded on April 9, 1941 during the mandate of former Brazilian president Getúlio Vargas, the Company was privatized in 1993. CSN (referred to as “the Company" or “the Parent Company"), together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as “the Group"), operates across five main business segments:

(i)	Steel industry: production and marketing of flat and long steels;
(ii)	Mining: mining and processing of iron ore, tin, limestone and dolomite, as well as the sale of iron ore;
(iii)	Cements: production and marketing of bagged and bulk cement, as well as aggregates and other related products;
(iv)	Energy: generation and sale of energy from almost all renewable sources and;
(v)	Logistics: ownership interest in railways, port concessions and vehicle fleets.

CSN is listed on São Paulo’s B3 S.A. – Brasil, Bolsa, Balcão stock exchange (B3) under the code CSNA3, where its shares are traded, as well as on the NYSE - United States stock exchange, under the code SID. Additionally, its subsidiaries CSN Mineração S.A. and Companhia Estadual de Geração de Energia Elétrica – CEEE-G, are publicly traded, and CSN Mineração S.A. trading common shares on B3 under the ticker CMIN3.

CSN Group maintains significantly diversified business, being one of Brazil’s largest steel producers. The company is also the second largest exporter of iron ore and a pioneer in the stacking of tailings piles to de-characterize dams. It also occupies the position of the second largest player in the cement sector in the country.

•	Going concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the interim ended on September 30, 2025 were prepared based on the going concern assumption.

2.	BASIS OF PREPARATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

The individual and consolidated interim financial information ("interim financial information") was prepared and presented in accordance with accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), currently referred to as IFRS Accounting Standards, and presents all the relevant information at the financial statements, and only this information, which correspond to those used by the Company's management in its activities. The consolidated interim financial information is identified as "Consolidated" and the interim financial information of the Parent Company is identified as "Parent Company".

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

2.b)	Basis of presentation

The individual and consolidated interim financial information was prepared on a historical cost basis and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allow the option between acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of this financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses as of the balance sheet date, which may differ from actual future results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

Interim financial information has been prepared and is presented in accordance with CPC 21 (R1) - "Interim Financial Reporting" and IAS 34 - "Interim Financial Reporting" in accordance with the standards established by the CVM. This interim financial information does not include all requirements for annual or complete financial statements and therefore must be read together with the Company's annual financial statements for the year ended December 31, 2024.

In this context, this interim financial information was not repeated either due to redundancy or relevance in relation to information previously presented in the following explanatory notes to the annual financial statements:

Note 2.d - Material accounting policies

Note 2.f - Adoption of new requirements, standards, amendments and interpretations

Note 9.b - Additional information on direct and indirect subsidiaries

Note 9.c - Main occurrences at subsidiaries in 2024 and 2023

Note 11.a - Assets with indefinite useful lives

Note 12 – Impairment of assets

Note 19 - Taxes paid in installments

Note 22.a - Transactions with holding companies

Note 22.c - Other unconsolidated related parties

Note 30 - Employee benefits

Note 31 - Commitments

Note 32 - Insurance

The individual and consolidated financial information was approved by Management on November 4, 2025.

2.c)	Functional currency and presentation currency

The accounting records included in the financial information of each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The Parent Company and Consolidated interim information are presented in R$ (Reais), which is the Company's functional currency and the Group's presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation, in which the items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of September 30, 2025, US$ 1 is equivalent to R$ 5.3186 (R$ 6.1923 on December 31, 2024) and €1 is equivalent to R$ 6.2414 (R$ 6.4363 on December 31, 2024), according to rates extracted from the Central Bank of Brazil’s website.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

2.d)	Value added statement

According to Law 11.638/07, the presentation of the value added statement is required for all publicly-held companies. This statement was prepared in accordance with CPC 09 (R1) – Statement of Value Added. IFRS does not require the presentation of this statement; it is therefore presented as additional information.

2.e)	Adoption of new requirements, standards, amendments and interpretations

The new requirements, standards, amendments and interpretations that came into effect for fiscal years beginning on January 1, 2025, were:

•	Amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates;

•	OCPC 10 – Carbon credits (TCO2E), emissions allowances and decarbonization credits (CBIO);

Regarding the aforementioned changes, the Company did not identify significant impacts that would alter its disclosure concerning the adoption and interpretation of the standards.

International tax reform: On May 23, 2023, the International Accounting Standards Board issued the International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 (equivalent to CPC 32), which clarifies that IAS 12 (CPC 32) applies to income taxes arising from tax legislations enacted or substantially enacted to implement the Pillar Two model rules published by the OECD, including tax legislations that implement the total Qualified Domestic Top-Up Minimum Taxes of 15% as of 2025. The Company has been analyzing any impacts on its operations and based on amounts realized in the third quarter of 2025 and the projections for the end of the year, it has concluded that its Brazilian entities comply with the Transitional Safe Harbour Tests and their Globe effective rate meets the rules established in Law No. 15.079/24. As a result, there is no need for additional payments.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Cash and banks
In Brazil	999,557	701,494	24,603	34,180
Abroad	10,893,439	13,318,603	48,289	868,839
	11,892,996	14,020,097	72,892	903,019

Financial investments
In Brazil	2,513,012	7,688,051	627,901	4,758,970
Abroad	2,120,091	1,602,049		4,629
	4,633,103	9,290,100	627,901	4,763,599
	16,526,099	23,310,197	700,793	5,666,618

The financial resources available in the country are basically invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

The financial resources available abroad, held in dollars and euros, are invested in Time Deposit (TD) accounts remunerated at pre-fixed rates, as well as in accounts with automatic remuneration and daily liquidity. Yields are pegged to FED Funds and the ECB’s deposit rate. Investments are made in banks considered by Management as first-rate.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Investments (1)	569,534	50,787	24,864	27,554	552,070	34,982
Usiminas shares (2)	263,792	860,591			263,792	860,591
Bonds (3)	80,751			142,423	80,751			142,423
	914,077	911,378	24,864	169,977	896,613	895,573		142,423

(1) These financial investments are restricted and linked to a Bank Deposit Certificate (CDB) used to secure a bank-issued letter of guarantee with financial institutions and Government bonds (LFT - Financial Treasury Bills) managed by the Company’s exclusive funds. The subsidiary CSN Cimentos Brasil maintains financial investments with restricted availability as collateral for a specific liability for which the redemption term is indefinite, with a balance of R$ 3,649 as of September 30, 2025 (R$ 8,497 on December 31, 2024). The subsidiaries Elizabeth Cimentos S/A and Estanho de Rondônia, on the other hand, hold investments linked to financing agreements that will mature in 2030 and 2028, respectively, in the amount of R$ 21,214 (R$ 19,057 on December 31, 2024). There are also R$ 543,793 in financial investments arising from the receipt of a registered warrant (RFFSA) that was blocked on September 30, 2025 due to bank clearance procedures. The amount was effectively cleared on October 3, 2025.

(2) The Company sold part of Usiminas' shares at market value according to the quotation provided on the transaction date, with a portion received immediately and the remainder in installments (See note 8). The investment’s final equity after the transaction was 4.99%.

(3) Bonds held with Banco Fibra maturing in February 2028 will be settled in advance by the end of the 2025 fiscal year. (See note 20.a.)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

5.	TRADE RECEIVABLES

			Consolidated		Parent Company
	Ref.	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Trade receivables
Third parties
In Brazil		1,401,661	1,457,840	606,391	868,360
Abroad		1,425,558	1,563,075	24,617	47,258
		2,827,219	3,020,915	631,008	915,618
(-) Estimated credit losses		(228,612)	(212,088)	(96,886)	(95,617)
		2,598,607	2,808,827	534,122	820,001
Related parties	20.a	107,877	92,171	908,049	735,140
		2,706,484	2,900,998	1,442,171	1,555,141

The composition of the gross balance of receivables from third party customers is shown as follows:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Current	2,420,909	2,522,661	470,577	821,965
Past-due up to 30 days	69,254	180,249	10,420	257
Past-due up to 180 days	78,798	139,106	17,076	1,442
Past-due over 180 days	258,258	178,899	132,935	91,954
	2,827,219	3,020,915	631,008	915,618

The changes in the expected credit losses for receivables from the Company's customers are as follows:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Opening balance	(212,088)	(226,053)	(95,617)	(119,558)
(Loss)/Reversal estimated	(13,722)	3,964	(4,937)	18,627
Recovery of receivables	4,767	10,001	3,668	5,314
Impact from acquisition of shareholding in Grupo Estrela (1)	(7,569)
Closing balance	(228,612)	(212,088)	(96,886)	(95,617)

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade bills/securities and receipt of the proceeds from the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. Financial charges for the credit assignment operation during the period ended September 30, 2025 were R$ 56,402 in the consolidated statements and R$ 48,125 in the parent company, classified under financial income.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

6.	INVENTORIES

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Finished goods	3,767,026	4,250,175	2,299,992	2,623,991
Work in progress	4,350,124	3,976,448	1,961,642	1,888,560
Raw materials	2,577,899	2,845,578	1,567,701	1,902,306
Storeroom supplies	1,687,561	1,255,176	720,298	459,792
Advances to suppliers	35,358	23,463	10,400	1,432
Impact from acquisition of shareholding in Grupo Estrela (1)	15,906
(-) Provision for losses	(137,721)	(149,927)	(53,632)	(36,835)
	12,296,153	12,200,913	6,506,401	6,839,246

Classified:
Current	10,265,297	10,439,741	6,506,401	6,839,246
Non-current (2)	2,030,856	1,761,172
	12,296,153	12,200,913	6,506,401	6,839,246

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. This balance includes warehouse stock.

(2) Long-term inventories of iron ore that will be processed when implementing new beneficiation plants, which will generate Pellet Feed as a product. The start of operations is scheduled for the fourth quarter of 2027.

The changes in expected losses on inventories are as follows:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Opening balance	(149,927)	(121,871)	(36,835)	(24,304)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	12,206	(28,056)	(16,797)	(12,531)
Closing balance	(137,721)	(149,927)	(53,632)	(36,835)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
ICMS (Brazilian State Value-Added Tax)	2,102,854	1,717,546	1,362,364	1,116,394
Brazilian federal taxes (1)	2,696,064	2,336,854	1,505,471	1,376,319
Other taxes	155,380	112,867	21,766	13,767
	4,954,298	4,167,267	2,889,601	2,506,480

Classified:
Current	1,300,556	1,367,316	404,514	668,137
Non-current	3,653,742	2,799,951	2,485,087	1,838,343
	4,954,298	4,167,267	2,889,601	2,506,480

(1) The balance of Brazilian federal taxes mainly refers to PIS and COFINS, IRPJ and CSLL and IPI.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The credits are mainly due to taxes levied on purchases of inputs and fixed assets as determined under current legislation. The realization of these credits generally occurs through offsetting with debts of the same nature and/or other federal taxes, in the cases authorized by law. The Company's Management periodically evaluate recorded amounts and has not determined there to be greater risk regarding the realization of these tax credits.

8.	OTHER ASSETS (CURRENT AND NON-CURRENT)

					Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Judicial deposits	18			623,811	632,950			225,799	202,212
Derivative transactions	13	92,291	152,967
Dividends receivable	20.a	208,296	201,436			382,048	501,267
Prepaid expenses		369,672	327,403	16,629	9,770	182,166	208,557	15,436	6,093
Actuarial asset	20.a			51,973	47,708			40,533	37,059
Receivables from related parties	20.a	6,859	7,146	3,099,922	3,695,607	321,463	252,380	4,362,374	4,293,152
Loans with related parties		5,028	5,315	2,099,921	1,903,028	5,028	5,315	3,362,373	2,499,112
Other receivables from related parties		1,831	1,831	1,000,001	1,792,579	316,435	247,065	1,000,001	1,794,040
Other assets		447,018	167,111	1,072,723	846,335	297,004	50,291	1,066,998	821,765
Trading securities		3,236	2,947			3,051	2,814
Compulsory loans from Eletrobrás				73,969	51,012			71,003	48,437
Employee debts		111,345	92,628			51,996	47,332
Receivables by indemnity (1)				775,398	790,914			775,398	773,241
Receivables - Usiminas Shares (2)		236,992		150,578	-	236,992		150,578
Term of Agreement GSF DFESA		5,943	14,264		2,377
Advances to suppliers		1,851	2,242
Others		87,651	55,030	72,778	2,032	4,965	145	70,019	87
		1,124,136	856,063	4,865,058	5,232,370	1,182,681	1,012,495	5,711,140	5,360,281

(1) The non-current assets of the consolidated and parent company are mainly composed of the net and certain credit arising from the final and unappealable decision in favor of the Company, mainly due to losses and damages resulting from voltage sinking in the energy supply in the periods from January/1991 to June/2002.

(2) The Company sold part of Usiminas' shares at market value according to the quotation provided on the transaction date, with a portion received immediately and the remainder in installments. The investment’s final equity after the transaction was 4.99%.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial information for the period ended September 30, 2025 and the consolidated financial statements for the year ended December 31, 2024 include the following direct and indirect subsidiaries and joint ventures, and associates as well as the exclusive funds, as follows:

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

	Equity interests (%)
Companies	09/30/2025	12/31/2024	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100,00	100,00	Financial transactions
CSN Inova Ventures	100,00	100,00	Equity interests and financial transactions
CSN Islands XII Corp.	100,00	100,00	Financial transactions
CSN Steel S.L.U.	100,00	100,00	Equity interests and financial transactions
TdBB S.A (*)	100,00	100,00	Equity interests
Sepetiba Tecon S.A.	99,99	99,99	Port services
Minérios Nacional S.A.	99,99	99,99	Mining and Equity interests
Companhia Florestal do Brasil	99,99	99,99	Reforestation
Estanho de Rondônia S.A.	99,99	99,99	Tin Mining
Companhia Metalúrgica Prada	99,89	99,89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	69,01	69,01	Mining
CSN Energia S.A.	99,99	99,99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92,71	92,71	Railroad logistics
Nordeste Logística S.A.	99,99	99,99	Port services
CSN Inova Ltd.	100,00	100,00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99,99	99,99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99,99	99,99	Cement manufacturing
Berkeley Participações e Empreendimentos S.A.	100,00	100,00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99,99	99,99	Equity interests
CSN Participações I	99,90	99,90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0,10	0,10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99,90	99,90	Equity interests
CSN Participações IV	99,90	99,90	Equity interests
CSN Participações V	99,90	99,90	Equity interests
CSN Incorporação e Participações Ltda.	99,99	99,99	Equity interests
Estrela Comércio e Participações S.A. (5)	70,00		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100,00	100,00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100,00	100,00	Steel and Equity interests
CSN Resources S.A.	100,00	100,00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99,89	99,89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99,88	99,88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99,88	99,88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100,00	100,00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100,00	100,00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100,00	100,00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69,01	69,01	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69,01	69,01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69,01	69,01	Commercial representation
Lusosider Ibérica S.A.	100,00	100,00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100,00	100,00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99,99	99,99	Cement manufacturing
Santa Ana Energética S.A.	99,99	99,99	Electric power generation
Topázio Energética S.A.	99,99	99,99	Electric power generation
Brasil Central Energia Ltda.	99,99	99,99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99,90	99,90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99,89	99,89	Metal packaging manufacturing
Companhia Energética Chapecó	69,01	69,01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100,00	100,00	Electric power generation
Ventos de Vera Cruz S.A.	99,99	99,99	Electric power generation
Ventos de Curupira S.A	99,99	99,99	Electric power generation
Ventos de Povo Novo S.A.	99,99	99,99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100,00	100,00	Production and sale of long steel and related activities
CSN ITC Solutions AG (1)	55,20		Financial transactions, product sales and Equity interests
CSN Mining International GmbH	69,01	69,01	Commercial and representation of products
Gramperfil S.A. (2)	90,00		Manufacturing and sale of metal profile
CSN International Steel GmbH	100,00	100,00	Commercial and representation of products
Tora Transportes Ltda (5)	70,00		Road transport
Tora Locações S.A. (5)	70,00		Road transport and automobile rental
FJX Transportes S.A. (5)	42,00		Road transport and logistic
N. Minas Transportes e Locações Ltda. (5)	70,00		Road transport and logistic
Saratoga Transportes Ltda (5)	70,00		Road transport
Lokamig Rent a Car S.A.(5)	70,00		Automobile rental
Seminovos Lokamig Ltda. (5)	70,00		Automobile rental
Tora Logística Armazéns e Terminais Multimodais S.A. (5)	70,00		Logistics
Tora Recintos Alfandegários S.A. (5)	70,00		General storage operations and road transport
Tora Seminovos Comércio de Veículos Ltda. (5)	70,00		Commercial and automobile rental
CSN Captive Insurance Company, LLC (6)	100,00		Captive Insurance Company

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Direct interest in joint operations
Itá Energética S.A.	48,75	48,75	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18,75	18,75	Railroad transportation
Aceros Del Orinoco S.A. (*)	31,82	31,82	Dormant company
Transnordestina Logística S.A. (7)	48,53	48,03	Railroad logistics
Equimac S.A	50,00	50,00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	12,93	12,93	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20,00	20,00	Metallurgy and Equity interests
Panatlântica S.A.	29,92	29,92	Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10,50	10,50	Electric power generation
Chapecoense Geração S.A.	9,00	9,00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30,00	30,00	Electric power generation
Foz Chapecó Energia S.A.	9,00	9,00	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100,00	100,00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100,00	100,00	Investment fund
VR1 - Private credit balanced mutual fund	100,00	100,00	Investment fund

Consortiuns
Consórcio Itaúba (3)	99,99	100,00	Electric power generation
Consórcio Passo Real (4)	96,55	100,00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17,92	17,92	Electric power generation
Consórcio Dona Francisca	15,00	15,00	Electric power generation

(*) Dormant companies.

(1) CSN ITC Solutions AG ("CSN ITC") was incorporated on March 5, 2025. The Company holds 55.2% of CSN ITC shares through its indirect subsidiary CSN Mining International GmbH, which holds an 80% stake in CSN ITC. Located in Switzerland, the entity is constituted as a corporation. CSN ITC's activities consist of selling, distributing and processing iron ore and related products in key strategic expansion markets, with the objective of adding value to these products. It has been exploring and seeking out business opportunities in Switzerland or other countries;

(2) Gramperfil S.A. was acquired for the total amount of EUR 11,801 on March 23, 2025. The entirety of its share capital is held by CSN Steel S.L., which is located in Portugal and constituted as a corporation. Gramperfil S.L’s business activities consist of producing, selling and transforming metal profiles and accessories, in addition to importing and exporting profiles and accessories for metal and civil construction;

(3) The 1st amendment to Consórcio Itaúba’s incorporation agreement was made on March 21, 2025, through which the equity interest held by consortium members was redistributed. CSN now holds a 39.03% state in the company, and CSN Cimentos holds 60.97% of its shares;

(4) The 1st amendment to the Passo Real consortium’s incorporation agreement was made on March 21, 2025, through which there was a change in equity interest among consortium members. CSN's stake in the company increased from 46.97% to 56.40%; Elizabeth Cimentos S.A.’s stake increased from 28.18% to 24.14%. CSN Mineração S.A. came to hold 11.09% of Passo Real’s shares, and Minérios Nacional S.A. maintained its stake at 1.56%. Additionally, the following new consortium members joined the company: Companhia Metalúrgica Prada, with 3.36% of shares, Metalgráfica Iguaçu S.A., with 0.34% of shares, and Estanho de Rondônia S.A., with a 3.11% stake.

(5) On April 1, 2025, CSN acquired shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital. Whereas Estrela holds an equity interest in the companies: Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda., these companies became part of the series of companies indirectly controlled by CSN.

(6) On July 8, 2025, an insurance company was incorporated under the trade name CSN Captive Insurance Company, LLC, which is located in the State of Vermont, in the United States of America.

(7) On May 16, 2025, the increase in Transnordestina Logística S.A.’s capital ("TLSA") through the issuance of new shares and partial capitalization of credits arising from AFACs held by CSN against TLSA was approved, resulting in a contribution in the amount of R$ 792,579. CSN now holds 48.53% of TLSA’s share capital on the payment date of August 22, 2025.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

9.a)	Changes in investments in controlled companies, jointly controlled companies, joint operations, associates, and other investments

The positions presented as of September 30, 2025, and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Dividends	Equity Income	Comprehensive income	Others	Final balance on 09/30/2025

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,799,168			459,513	16		3,258,697
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(105,719)			(8,808)			(114,527)
Transnordestina Logística S.A. (1)	1,137,345	792,579		(15,856)	(261)		1,913,807
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil S.A.	35,257			394			35,651
Panatlântica S.A.	225,764		(6,014)	11,752			231,502
Equimac S.A	31,733		(2,187)	6,261			35,807
Indirect interest in affiliates - CEEE-G	146,753		(32,971)	27,205			140,987
Fair Value indirect participation CEEE-G	319,709						319,709
Fair Value amortization indirect participation CEEE-G	(42,523)			(13,940)			(56,463)
	5,687,215	792,579	(41,172)	466,521	(245)		6,904,898
Other participations
Others (2)	58,796					212	59,008
	58,796					212	59,008

Total shareholdings	5,746,011	792,579	(41,172)	466,521	(245)	212	6,963,906

Classification of investments in the balance sheet
Equity interests	5,746,011						6,963,906
Investment Property	202,040						199,103
Total investments in the asset	5,948,051						7,163,009

(1) Payment of AFACs made on August 31, 2025 by CSN.

(2) Strategic investments in startups made by the subsidiary CSN Inova Ventures in the following companies: Alinea Health Holdings Ltda., I.Systems Automação Industrial S.A., 2D Materials Pte. Ltd., H2Pro Ltd., 1S1 Energy Inc., Traive Inc., Oico Holdings Ltda. and Global Dot Com S.A.

The reconciliation of the equity method results of jointly controlled entities classified as joint ventures and affiliates and the amount presented in the income statement is presented below, as well as profit and loss stemming from the elimination of CSN’s transactions with these companies:

		Consolidated
	09/30/2025	09/30/2024

Equity in results of affiliated companies
MRS Logística S.A.	459,513	385,676
Transnordestina Logística S.A.	(15,856)	(16,385)
Arvedi Metalfer do Brasil S.A.	394	(302)
Equimac S.A	6,261	5,596
Indirect interest in affiliates - CEEE-G	27,205	22,200
Panatlântica S.A.	11,752	6,830
Fair Value Amortization	(22,748)	(22,775)
	466,521	380,840
Reclassification IAS 28 (1)	(64,683)	(66,676)
Others	16	140
Equity in results	401,854	314,304

(1) The operating margin for intercompany operations with group companies classified as joint ventures, which are not consolidated, is reclassified in the Investment group’s Income Statement under groups of costs and income tax and social contributions.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Below is the reconciliation of the Parent Company's investment:

							Parent Company
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Dividends	Equity Income	Comprehensive income	Others	Final balance on 09/30/2025

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,618,406			(88,248)	(90,149)		4,440,009
Sepetiba Tecon S.A.	302,152			(13,527)			288,625
Minérios Nacional S.A.	90,578	22,500		(108,806)			4,272
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada	181,686			(77,532)			104,154
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	7,086,794		(905,941)	314,041	473,419		6,968,313
CSN Energia S.A.	20,142			2,178			22,320
FTL - Ferrovia Transnordestina Logística S.A.	100,314			(26,932)			73,382
Companhia Florestal do Brasil	1,246,403	1,600		(23,986)	395		1,224,412
CBSI - Companhia Brasileira de Serviços de Infraestrutura	84,226			58,799			143,025
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,612,579			190,681			6,803,260
Estrela Comércio e Participações S.A		168,826		(5,879)			162,947
Goodwill - Estrela Comércio e Participações S.A (1)		583,667					583,667
NORDESTE LOGÍSTICA S.A		3,108		(102)			3,006
CSN CAPTIVE INSURANCE COMPANY LLC (2)		4,550					4,550
Others	313	21		15		(4)	345
	22,544,398	784,272	(905,941)	220,702	383,665	(4)	23,027,092
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	177,351		(1,750)	10,385			185,986
MRS Logística S.A.	1,400,002			229,828	8		1,629,838
Transnordestina Logística S.A. (3)	1,137,345	792,579		(15,856)	(261)		1,913,807
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	31,733		(2,187)	6,261			35,807
Panatlântica S.A.	225,764		(6,014)	11,752			231,502
Arvedi Metalfer do Brasil S.A.	35,257			394			35,651
	3,666,558	792,579	(9,951)	242,764	(253)		4,691,697
Other participations
Profits on subsidiaries' inventories	(53,731)			36,771			(16,960)
Other investments	40						40
	(53,691)			36,771			(16,920)

Total shareholdings	26,157,265	1,576,851	(915,892)	500,237	383,412	(4)	27,701,869

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,255,338)			364,239			(2,891,099)
CSN Inova Ventures	(3,348,913)			139,141			(3,209,772)
CSN Islands XII Corp.	(4,803,727)			253,521			(4,550,206)
Estanho de Rondônia S.A.	(47,190)	55,500		(71,042)			(62,732)
Others	(3,645)	2,982		(8,943)			(9,606)
Total subsidiaries with unsecured liabilities	(11,458,813)	58,482		676,916			(10,723,415)

Equity Income				1,177,153

Classification of investments in the balance sheet
Equity interests	26,157,265						27,701,869
Investment Property	135,557						133,939
Total active investments	26,292,822						27,835,808
Provision for Investments with Unsecured Liabilities (liabilities)	(11,458,813)						(10,723,415)
Total active and passive investments	14,834,009						17,112,393

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

(2) On August 29, 2025, the Company paid in capital in its subsidiary CSN Captive Insurance Company LLC. CSN Captive Insurance Company LLC., which is located in the United States, is incorporated as a limited liability company and seek to operate in the insurance market, providing insurance coverage to the Group and third parties.

(3) Paying in of AFACs by CSN August 31, 2025.

9.b)	Investments in joint ventures and joint operations

Balance sheet and income statement at companies subject to shared control are shown below and refer to 100% of the companies' profit or loss:

				09/30/2025				12/31/2024
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.53%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,338,229	1,416,573	14,760	128,111	4,147,393	277,966	22,028	82,129
Advances to suppliers	49,550	49,920	35	495	42,649	45,512	49	395
Other assets	1,106,334	80,105	32,145	25,578	1,182,598	83,348	25,070	27,251
Total current assets	5,494,113	1,546,598	46,940	154,184	5,372,640	406,826	47,147	109,775
Non-current Assets
Other assets	897,196	138,356	259	9,586	448,946	143,562	142	10,144
Investments, PP&E and intangible assets	16,349,788	14,685,188	79,413	240,815	14,791,500	13,193,728	75,782	263,998
Total non-current assets	17,246,984	14,823,544	79,672	250,401	15,240,446	13,337,290	75,924	274,142
Total Assets	22,741,097	16,370,142	126,612	404,585	20,613,086	13,744,116	123,071	383,917

Current Liabilities
Borrowings and financing	1,014,785	58,600	18,836		547,803	36,181	19,009
Lease liabilities	603,854		257		738,978		288
Other liabilities	1,851,737	241,430	17,100	17,889	2,103,399	128,528	16,642	15,664
Total current liabilities	3,470,376	300,030	36,193	17,889	3,390,180	164,709	35,939	15,664
Non-current Liabilities
Borrowings and financing	8,269,864	9,664,912	15,151		7,524,173	7,943,354	21,074
Lease liabilities	1,030,481		213		1,158,058		213
Other liabilities	1,278,781	2,461,627	3,439	5,187	1,074,757	3,268,493	2,379	4,457
Total non-current liabilities	10,579,126	12,126,539	18,803	5,187	9,756,988	11,211,847	23,666	4,457
Shareholders’ equity	8,691,595	3,943,573	71,616	381,509	7,465,918	2,367,560	63,466	363,796
Total liabilities and shareholders’ equity	22,741,097	16,370,142	126,612	404,585	20,613,086	13,744,116	123,071	383,917

				01/01/2025 to 09/30/2025				01/01/2024 to 09/30/2024
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.53%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	5,636,531		62,797	155,138	5,414,307		53,334	138,022
Cost of sales and services	(2,987,024)		(35,236)	(79,499)	(2,873,611)		(28,332)	(87,801)
Gross profit	2,649,507		27,561	75,639	2,540,696		25,002	50,221
Operating (expenses) income	(435,026)	(41,543)	(4,434)	(54,574)	(298,594)	(24,336)	(5,036)	(58,124)
Financial income (expenses), net	(526,425)	8,329	(3,182)	6,471	(716,275)	(9,771)	(1,944)	3,200
Profit/(Loss) before IR/CSLL	1,688,056	(33,214)	19,945	27,536	1,525,827	(34,107)	18,022	(4,703)
Current and deferred IR/CSLL	(462,432)		(6,251)	(6,232)	(492,103)		(5,804)	(637)
Profit / (loss) for the period	1,225,624	(33,214)	13,694	21,304	1,033,724	(34,107)	12,218	(5,340)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

9.c)	Investment properties

The balance of investment properties is shown below:

				Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(38,103)	(38,103)		(33,089)	(33,089)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Depreciation	24		(2,937)	(2,937)		(1,618)	(1,618)
Balance at September 30, 2025		156,858	42,245	199,103	94,257	39,682	133,939
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(41,040)	(41,040)		(34,707)	(34,707)
Balance at September 30, 2025		156,858	42,245	199,103	94,257	39,682	133,939

The last estimate made by the Company's Management, with a base date of December 31, 2024, indicated amounts of R$ 2,431,581 in the consolidated statement and R$ 2,306,478 in the Parent Company -- amounts that remain unchanged on September 30, 2025.

The estimated average useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Buildings	28	28	30	30

10.	PROPERTY, PLANT AND EQUIPMENT

10.a)	Composition of property, plant and equipment

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use	Other (**)	Total
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Effect of foreign exchange differences		(4,078)	(4,930)	(5,814)	(1,024)	(5,506)	(6,696)	(1,792)	(29,840)
Acquisitions		10,360	2,899	401,078	8,582	3,374,446	69,287	93,747	3,960,400
Capitalized interest	26					290,626			290,626
Write-offs	25		(6,110)	(20,088)	(13)	(56)	(10,027)	(159)	(36,452)
Depreciation	24		(257,642)	(2,391,668)	(14,482)		(206,393)	(80,364)	(2,950,549)
Transfers to other asset categories		14,763	151,993	2,218,745	53,233	(2,446,329)		7,595
Transfer between groups - intangible assets, investment property and inventory (1)				(52,946)		(34,811)			(87,757)
Right of use - Remeasurement							175,809		175,809
Acquisition of a subsidiary abroad (2)		5,391	19,269	5,159					29,817
Impact from acquisition of shareholding in Grupo Estrela (3)		6,963	33,350	19,984	1,230	1,550	183,929	590,134	837,140
Others								(4,485)	(4,485)
Balance at September 30, 2025		626,115	4,711,341	18,143,516	152,581	7,061,256	962,722	953,200	32,610,732
Cost		626,115	9,939,320	45,648,391	441,606	7,061,256	1,636,352	1,832,585	67,185,625
Accumulated depreciation			(5,227,979)	(27,504,875)	(289,024)		(673,630)	(879,385)	(34,574,893)
Balance at September 30, 2025		626,115	4,711,341	18,143,516	152,582	7,061,256	962,722	953,200	32,610,732

(*) Transfer to stock refers to the allocation of decommissioned or replaced vehicle assets. These assets are subsequently made available for sale by the companies Tora Seminovos Comércio de Veículos Ltda and Seminovos Lokamig Ltda, in line with the company's main commercial activities, which is the resale of used vehicles.

(**) On March 23, 2025, the Company completed the acquisition of the company Gramperfil, which is located in Portugal and constituted as a corporation. The activities of Gramperfil S.L consist of producing, selling and transforming metal profiles and accessories, in addition to importing and exposing profiles and accessories for metal and civil construction

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

									Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use	Others (**)	Total
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Cost		25,618	600,505	18,210,106	106,548	1,984,214	48,227	175,734	21,150,952
Accumulated depreciation			(271,590)	(10,980,378)	(95,077)		(10,645)	(128,849)	(11,486,539)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Acquisitions				208,754	368	1,371,372		82	1,580,576
Capitalized interest	26					158,926			158,926
Write-offs	25			11,427					11,427
Depreciation	24		(23,521)	(1,014,512)	(2,153)		(8,108)	(9,747)	(1,058,041)
Transfers to other asset categories			69,660	1,214,816	2,303	(1,296,955)		10,176
Transfers to intangible assets						(11,006)			(11,006)
Right of use - Remeasurement							6,280		6,280
Others				(166)					(166)
Balance at September 30, 2025		25,618	375,054	7,650,047	11,989	2,206,551	35,754	47,396	10,352,409
Cost		25,618	670,165	19,645,103	109,220	2,206,551	49,065	186,011	22,891,733
Accumulated depreciation			(295,111)	(11,995,056)	(97,231)		(13,311)	(138,615)	(12,539,324)
Balance at September 30, 2025		25,618	375,054	7,650,047	11,989	2,206,551	35,754	47,396	10,352,409

(*) Highlights of Consolidated projects advancement include: (i) business expansion, mainly port expansion in Itaguaí and Casa de Pedra, Itabirito project and tailings recovery; (ii) new integrated cement plant projects; (iii) capitalized interest added during the period. At the Parent Company: (iv) comprehensive overhaul of blast furnace and coke batteries at the Presidente Vargas Plant.

(**) Refer substantially to assets classified as vehicles and hardware.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Buildings and Infrastructure	32	33	27	28
Machinery, equipment and facilities	17	17	18	18
Furniture and fixtures	10	10	12	12
Others	11	10	10	10

10.b)Right	of use

Below are the changes right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Cost	655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation	(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences		(5,764)	185	(1,118)	(6,696)
Impact from acquisition of shareholding in Grupo Estrela (1)				183,929	183,929
Addition	5,906	1,826	58,950	2,606	69,287
Remeasurement	26,769	1,352	110,315	37,372	175,809
Depreciation	(31,418)	(13,473)	(128,459)	(33,042)	(206,393)
Write-offs			(10,027)		(10,027)
Balance at September 30, 2025	538,265	67,053	145,576	211,829	962,722
Cost	684,951	142,668	398,960	409,773	1,636,352
Accumulated depreciation	(146,686)	(75,615)	(253,384)	(197,944)	(673,630)
Balance at September 30, 2025	538,265	67,053	145,576	211,829	962,722

(1) Transaction related to the acquisition of equity interest in the Estrela Comércio e Participações S.A. group, which entered into effect on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2024	37,394	188		37,582
Cost	43,969	2,567	1,691	48,227
Accumulated depreciation	(6,575)	(2,379)	(1,691)	(10,645)
Balance at December 31, 2024	37,394	188		37,582
Remeasurement	5,211	669	400	6,280
Depreciation	(6,960)	(748)	(400)	(8,108)
Balance at September 30, 2025	35,645	109		35,754
Cost	46,123	851	2,091	49,065
Accumulated depreciation	(10,478)	(742)	(2,091)	(13,311)
Balance at September 30, 2025	35,645	109		35,754

11.	INTANGIBLE ASSETS

								Consolidated		Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827	217,832	217,832
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)	(149,762)	(149,762)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Effect of foreign exchange differences			(177)	(5,081)	(6,586)			(11,844)
Acquisitions				2,001				2,001
Transfer between groups - fixed assets				34,810				34,810	11,006	11,006
Amortization	24		(3,794)	(26,612)	(12)	(104,393)		(134,811)	(14,419)	(14,419)
Transfers to other asset categories			(19,067)	23,408	(36)	(2,033)	(2,272)
Impact from acquisition of shareholding in Grupo Estrela (1)		22,948	11,684	952	45,280			80,864
Goodwill - Estrela Comércio e Participações S.A (1)		583,668						583,668
Others						954		954
Balance at September 30, 2025		4,732,871	28,885	143,478	291,074	5,797,414	11	10,993,733	64,657	64,657
Cost		5,281,918	851,960	424,716	294,743	6,383,594	11	13,236,942	228,838	228,838
Accumulated amortization		(549,047)	(823,075)	(281,238)	(3,669)	(586,180)		(2,243,209)	(164,181)	(164,181)
Balance at September 30, 2025		4,732,871	28,885	143,478	291,074	5,797,414	11	10,993,733	64,657	64,657

Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, with amortization performed over the contract's term.

(1) Transaction related to the acquisition of equity interest in Estrela Comércio e Participações S.A. group, which entered into effect on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Software	8	8	9	9
Customer relationships	13	13

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

12.	LOANS, FINANCING AND BONDS (“DEBTS”)

The balances of loans, financing and bonds that are recorded at amortized cost are as follows:

				Consolidated			Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024

Foreign Debt
Floating Rates:
Prepayment	3,020,103	2,331,452	5,792,908	7,585,516	1,454,594	1,223,673	1,383,900	1,991,444
Fixed Rates:
Bonds, Facility and ACC	3,655,617	2,804,036	19,526,481	24,162,280	2,226,853	2,464,054	1,316,353	1,263,229
Intercompany					231,804	470,156	9,477,059	11,310,104
Fixed interest in EUR
Intercompany					12,952	351,827	341,008	-
Facility	796,581	657,980	245,602	305,556
	7,472,301	5,793,468	25,564,991	32,053,352	3,926,203	4,509,710	12,518,320	14,564,777

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, CRI and NCE	1,486,071	3,109,090	18,316,638	16,602,668	1,025,690	715,567	10,057,025	10,602,270
	1,486,071	3,109,090	18,316,638	16,602,668	1,025,690	715,567	10,057,025	10,602,270
Total Borrowings and Financing	8,958,372	8,902,558	43,881,629	48,656,020	4,951,893	5,225,277	22,575,345	25,167,047
Transaction Costs and Issue Premiums	(106,360)	(80,879)	(586,691)	(563,078)	(25,320)	(24,103)	(112,721)	(122,581)
Total Borrowings and Financing + Transaction cost	8,852,012	8,821,679	43,294,938	48,092,942	4,926,573	5,201,174	22,462,624	25,044,466

12.a)	Debt changes

The following table shows the reconciliation of the book value at the beginning and end of the period:

			Consolidated		Parent Company
	Ref.	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Opening balance		56,914,621	44,859,075	30,245,640	23,691,305
New debts		10,072,906	10,180,554	2,342,882	7,352,398
Repayment		(10,427,054)	(6,927,383)	(2,964,791)	(5,295,236)
Payments of charges		(3,056,397)	(4,052,226)	(1,326,124)	(1,787,615)
Accrued charges	26	3,224,408	4,230,413	1,535,615	1,869,794
Impact from acquisition of shareholding in Grupo Estrela (1)		629,856
Iron ore prepayment (2)		66,716
Amortization of iron ore prepayments (2)		(66,716)
Others (3)		(5,211,390)	8,624,188	(2,444,025)	4,414,994
Closing balance		52,146,950	56,914,621	27,389,197	30,245,640

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

(2) They refer to iron ore prepayment bonds that were initially recognized as contract liabilities, as they refer to a future obligation to deliver the product. However, given the impossibility of delivering the product during the period and the need for a cash settlement, this obligation came to be characterized as a monetary item and was reclassified as a financial liability. Amounts were fully settled in 2025.

(3) Amounts include unrealized changes in exchange rate and inflation, as well as costs of capital raising.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The Company raised and amortized debts during 2025 as shown below:

				Consolidated
				09/30/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	2,350,399	2025 to 2035	(2,207,684)	(611,401)
Bonds, Foreign Exchange Contract and Facility	4,196,890	2025 to 2028	(4,377,355)	(1,177,363)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	3,525,617	2025 to 2042	(3,842,015)	(1,267,633)
	10,072,906		(10,427,054)	(3,056,397)

				Parent Company
				09/30/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	512,534	2032	(1,131,403)	(516,897)
Bonds and ACC	1,680,348	2025 to 2028	(1,076,795)	(170,193)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	150,000	2025 to 2039	(165,024)	(623,340)
Intercompany		2025 to 2032	(591,569)	(15,694)
	2,342,882		(2,964,791)	(1,326,124)

12.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated			Parent Company
			09/30/2025			09/30/2025
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	in Dollar 6.51% in Euro 3.55%	in Real 15.90%		in Dollar 3.67% in Euro 3.53%	in Real 17.08%
2025	1,769,305	747,508	2,516,813	300,513	584,156	884,669
2026	6,166,914	2,038,194	8,205,108	3,722,488	1,537,183	5,259,671
2027	3,761,597	3,897,832	7,659,429	1,461,594	3,243,986	4,705,580
2028	8,621,099	2,492,399	11,113,498	3,520,450	1,862,273	5,382,723
2029	498,892	1,878,495	2,377,387	1,141,352	984,546	2,125,898
2030 to 2032	12,126,408	4,923,569	17,049,977	6,298,126	1,310,321	7,608,447
After 2032	93,077	3,824,712	3,917,789		1,560,250	1,560,250
	33,037,292	19,802,709	52,840,001	16,444,523	11,082,715	27,527,238

•       Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

As of the present date, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

13.	FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivables from customers, accounts payables to suppliers and borrowings and financing. Additionally, the Company may also operate with financial derivatives, such as swap of exchange or interest and commodities and exchange derivatives.

Considering the nature of the instruments, their fair values are basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Classification of financial instruments

							Consolidated
				09/30/2025			12/31/2024
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		16,526,099	16,526,099		23,310,197	23,310,197
Financial investments	4	263,792	650,285	914,077	860,591	50,787	911,378
Trade receivables	5	275,725	2,430,759	2,706,484	181,262	2,719,736	2,900,998
Dividends and interest on equity	8		208,296	208,296		201,436	201,436
Derivative financial instruments	8			92,291	152,967		152,967
Receivables - Usiminas Shares	8		236,992	236,992
Other receivables			10,744	10,744		14,264	14,264
Trading securities	8	3,236		3,236	2,947		2,947
Loans - related parties	20.a		5,028	5,028		5,315	5,315
Total		542,753	20,068,203	20,703,247	1,197,767	26,301,735	27,499,502

Non-current
Financial investments	4		24,864	24,864		169,977	169,977
Receivables - Usiminas Shares	8		150,578	150,578
Other trade receivables			72,798	72,798		1,888	1,888
Eletrobrás compulsory loan	8		73,969	73,969		51,012	51,012
Receivables by indemnity	8		775,398	775,398		790,914	790,914
Loans - related parties	20.a		2,099,921	2,099,921		1,903,028	1,903,028
Total			3,197,528	3,197,528		2,916,819	2,916,819

Total Assets		542,753	23,265,731	23,900,775	1,197,767	29,218,554	30,416,321

Liabilities
Current
Borrowings and financing	12		8,958,372	8,958,372		8,902,558	8,902,558
Lease liabilities	14		236,081	236,081		206,323	206,323
Trade payables	15		7,087,400	7,087,400		7,030,734	7,030,734
Trade payables - Forfaiting	15.a		2,182,867	2,182,867		2,902,593	2,902,593
Dividends and interest on capital	16		4,425	4,425		61,965	61,965
Concessions to be paid	16		13,350	13,350
Total			18,482,495	18,482,495		19,104,173	19,104,173

Non-current
Borrowings and financing	12		43,881,629	43,881,629		48,656,020	48,656,020
Lease liabilities	14		853,991	853,991		633,982	633,982
Trade payables	15		77,899	77,899		43,263	43,263
Derivative transactions	16	125,226		125,226	157,857		157,857
Concessions to be paid	16		78,963	78,963		78,728	78,728
Total		125,226	44,892,482	45,017,708	157,857	49,411,993	49,569,850
Total Liabilities		125,226	63,374,977	63,500,203	157,857	68,516,166	68,674,023

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

							Parent Company
				09/30/2025			12/31/2024
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		700,793	700,793		5,666,618	5,666,618
Financial investments	4	263,792	632,821	896,613	860,591	34,982	895,573
Trade receivables	5		1,442,171	1,442,171		1,555,141	1,555,141
Dividends and interest on equity	8		382,048	382,048		501,267	501,267
Receivables - Usiminas Shares	8		236,992	236,992
Other receivables			4,801	4,801
Trading securities	8	3,051		3,051	2,814		2,814
Loans - related parties	20.a		5,028	5,028		5,315	5,315
Total		266,843	3,404,654	3,671,497	863,405	7,763,323	8,626,728

Non-current
Financial investments	4					142,423	142,423
Receivables - Usiminas Shares	8		150,577	150,578
Other trade receivables			71,115	71,115		1,003	1,003
Eletrobrás compulsory loan	8		71,003	71,003		48,437	48,437
Receivables by indemnity	8		775,398	775,398		773,241	773,241
Loans - related parties	20.a		3,362,373	3,362,373		$2,499,112.00	2,499,112
Total			4,430,466	4,430,467		3,464,216	3,464,216
Total Assets		266,843	7,835,120	8,101,964	863,405	11,227,539	12,090,944

Liabilities
Current
Borrowings and financing	12		4,951,893	4,951,893		5,225,277	5,225,277
Lease liabilities	14		11,136	11,136		10,229	10,229
Trade payables	15		3,638,920	3,638,920		3,596,080	3,596,080
Trade payables - Forfaiting	15.a		1,416,596	1,416,596		2,214,482	2,214,482
Dividends and interest on capital	16		6,094	6,094		6,242	6,242
Total			10,024,639	10,024,639		11,052,310	11,052,310

Non-current
Borrowings and financing	12		22,575,345	22,575,345		25,167,047	25,167,047
Lease liabilities	14		26,320	26,320		28,224	28,224
Trade payables	15		19,377	19,377		580	580
Derivative transactions	16	82,865		82,865	157,857		157,857
Total		82,865.00	22,621,042	22,703,907	157,857	25,195,851	25,353,708
Total Liabilities		82,865.00	32,645,681	32,728,546	157,857	36,248,161	36,406,018

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss and fair value through other comprehensive income, classifying them according to the fair value hierarchy:

Consolidated			09/30/2025			12/31/2024
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	263,792		263,792	860,591		860,591
Trade receivables, net	275,725		275,725	181,262		181,262
Derivative transactions		92,291	92,291		152,967	152,967
Trading securities	3,236		3,236	2,947		2,947
Total Assets	542,753	92,291	635,044	1,044,800	152,967	1,197,767
Liabilities
Non-current
Derivative transactions		125,226	125,226		157,857	157,857
Total Liabilities		125,226	125,226		157,857	157,857

Level 1 – Data prices quoted are in an active market for items identical to the assets and liabilities being measured.

Level 2 – Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - Unobservable data, the fair value of which is determined based on the company's internal assumptions, as there is no available market data. The Company has no assets or liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies, with guidance on the risks incurred on the business.

The nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow. Credit limits and the hedge quality of counterparties are also periodically reviewed.

Market risks are hedged when considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate risk, market price, and credit and liquidity risk.

The Company may manage some of the risks using derivative instruments not associated with any speculative trading or short selling.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

i)	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar, since the Company's functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting the natural exchange exposure by the instruments of hedge adopted by the Company.

The consolidated net exposure is shown below:

	09/30/2025	12/31/2024
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	2,019,617	1,951,025
Trade receivables	223,052	58,296
Financial investments	404,277	270,038
Borrowings and financing	(6,067,339)	(5,983,492)
Trade payables	(280,717)	(284,843)
Others	(13,213)	(37,185)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,714,323)	(4,026,161)
Derivative transactions (¹)	4,647,052	5,098,257
	932,729	1,072,096

(*) Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of appreciation of the Real against the Dollar. The calculation is based on the closing exchange rate on September 30, 2025, using assumptions based on a variance calculation that considers both historical exchange rate fluctuations and management’s projections.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				09/30/2025
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.3186	5.4446	5.6984	4.9673

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The effects on the profit or loss, considering scenarios, 1 and 2 are shown below:

					09/30/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	2,019,617	Dollar	254,472	766,978	(709,465)
Trade receivables	235,383	Dollar	29,658	89,390	(82,687)
Financial investments	404,277	Dollar	50,939	153,530	(142,017)
Borrowings and financing	(6,067,339)	Dollar	(764,485)	(2,304,157)	2,131,377
Trade payables	(280,717)	Dollar	(35,370)	(106,606)	98,612
Others	(13,213)	Dollar	(1,665)	(5,018)	4,642
Derivative financial instruments	4,647,052	Dollar	585,529	1,764,783	(1,632,449)
Impact on profit or loss			119,078	358,900	(331,987)

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Devaluation of the Real by 2.37% Source: Central Bank of Brazil on October 10, 2025.

ii)	Interest rate risk

This risk stems from financial investments, loans, and financing and debentures in short and long terms linked to pre-fixed and post-fixed interest rates of CDI, TJLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as demonstrated in the sensitivity analysis chart below.

Sensitivity analysis of interest rate changes

Below, we present the sensitivity analysis to risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. To carry out the calculation, the closing rates as of September 30, 2025 were considered as references based on a variance model, which considers not only historical interest rate fluctuations but also detailed management projections.

This approach allows a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated
			09/30/2025
Interest	Probable scenario	Scenario 1	Scenario 2
CDI	14.90%	16.76%	12.97%
TJLP	8.96%	9.10%	6.13%
IPCA	5.13%	5.57%	4.46%
SOFR 6M	3.85%	5.41%	2.51%
SOFR	4.24%	4.63%	3.84%
EURIBOR 3M	2.03%	2.92%	1.78%
EURIBOR 6M	2.10%	3.01%	1.83%

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The effects on the profit or loss, considering scenarios, 1 and 2 are shown below:

						Impact on balances on 09/30/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.90%	5,220,103	(12,713,351)	(1,116,494)	(1,256,056)	(972,173)
TJLP	8.96%		(1,013,809)	(90,837)	(92,231)	(62,171)
IPCA	5.13%		(1,243,806)	(63,807)	(69,320)	(55,421)
SOFR 6M	3.85%		(5,658,519)	(217,621)	(305,856)	(142,290)
SOFR	4.24%		(3,307,835)	(140,252)	(153,091)	(127,098)
EURIBOR 3M	2.03%		(740,248)	(15,042)	(21,623)	(13,162)
EURIBOR 6M	2.10%		(26,826)	(562)	(808)	(492)
				(1,644,616)	(1,898,984)	(1,372,806)

(*) The sensitivity analysis is based on the premise of maintaining as a probable scenario the market values as of October 10, 2025 recorded in the Company's assets and liabilities.

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

Below are the price risk protection instruments, as shown in the following topics:

a) Cash flow hedge accounting – “Platts” index

To better reflect the accounting effects of the "Platts" hedge strategy on the result, CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The table below shows the profit or loss of the derivative instrument up to September 30, 2025:

				09/30/2025	09/30/2025	09/30/2024	09/30/2025	09/30/2025	09/30/2024
		Appreciation (R$)		Fair value (market)	Other operating income expenses (note 25)		Other comprehensive income	Financial income (expenses) (note 26)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2024 to 06/30/2024 (Settled)	Platts					452,907			19,445
03/01/2025 to 05/31/2025 (Settled)	Platts				91,112			(358)
09/01/2025 to 09/30/2025 (1)	Platts	332,460	(335,997)	(3,537)	(3,624)			87
10/01/2025 to 10/31/2025	Platts	1,459,808	(1,434,001)	25,807			26,235	(428)
11/01/2025 to 11/30/2025	Platts	1,835,612	(1,804,199)	31,413			31,828	(415)
12/01/2025 to 12/31/2025	Platts	1,505,685	(1,485,565)	20,120			20,334	(214)
01/01/2026 to 01/31/2026	Platts	671,806	(657,653)	14,153			14,341	(188)
02/01/2026 to 02/28/2026	Platts	205,657	(201,322)	4,335			4,362	(27)
		6,011,028	(5,918,737)	92,291	87,488	452,907	97,100	(1,543)	19,445

(1) The transaction matured on September 30, 2025 and was settled in early October 2025.

The reconciliation of the amounts related to cash flow hedge accounting - "Platts" index recorded in equity as of September 30, 2025 is demonstrated as follows:

	12/31/2024	Movement	Realization	09/30/2025
Cash flow hedge – “Platts”		184,590	(87,488)	97,100
Income tax and social contribution on cash flow hedge		(62,760)	29,747	(33,013)
Fair Value of cash flow hedge - Platts, net		121,830	(57,741)	64,087

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the designations, the Company prepared formal documentation indicating how the cash flow hedge accounting designation - "Platts" index aligns with CSN's risk management objectives and strategy, identifying the protection instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

b) Cash flow hedge accounting

Foreign Exchange Hedge

In order to better reflect the accounting effects of the foreign exchange hedging strategy in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The table below presents the summary of hedging relationships as of September 30, 2025:

Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(731,793)
1/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,000)		(1,338,043)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,112,200)
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(360,321)	(130,497)	(462,902)
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(128,018)
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(6,210)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(248,400)	(71,590)	(182,710)
6/6/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000	(30,000)	(17,961)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000	(10,000)	(2,853)
Total recognized at the parent company						6,736,061	(2,961,482)	(222,901)	(3,961,876)
6/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(215,609)	(55,083)	(390,989)
12/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(19,782)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717	(81,686)	(5,039)	(24,339)
Total recognized in the consolidated						7,893,418	(3,258,777)	(283,023)	(4,396,986)

(*) The realization of cash flow hedge accounting is recognized Other operating revenue and expenses, in note 25.

The net balance of the amounts designated and already amortized in US Dollars totals US$ 4,634,641

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of September 30, 2025, the hedge relationships established by the Company were effective, according to the prospective and retrospective tests carried out. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

c) Net investment hedge in foreign subsidiaries

The information related to the hedge of net investment abroad did not change in relation to that disclosed in the Company's financial statements as of December 31, 2024. The balance recorded on September 30, 2025 and December 31, 2024 in shareholders' equity is R$ 6,292.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

d) Hedge accounting transactions

The reconciliation of values related to cash flow hedge accounting recorded in shareholders' equity as of September 30, 2025, is demonstrated as follows:

				Consolidated
	12/31/2024	Movement	Realization	09/30/2025
Cash flow hedge	(8,970,450)	4,290,441	283,023	(4,396,986)
Income tax and social contribution on cash flow hedge	3,049,954	(1,458,750)	(96,228)	1,494,976
Fair Value of cash flow accounting, net taxes	(5,920,496)	2,831,691	186,795	(2,902,010)

				Parent Company
	12/31/2024	Movement	Realization	09/30/2025
Cash flow hedge	(7,612,357)	3,427,580	222,902	(3,961,875)
Income tax and social contribution on cash flow hedge	2,588,202	(1,165,377)	(75,787)	1,347,038
Fair Value of cash flow accounting, net taxes	(5,024,155)	2,262,203	147,115	(2,614,837)

iv)	Credit risks

The exposure to credit risks of financial institutions observes the parameters established in the financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury department. The payment schedules of long-term installments of borrowings, financing and bonds are shown in note 12.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The amounts represent contractual maturities for financial liabilities including interest:

						Consolidated
At September 30, 2025	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	12.b	8,958,372	9,422,979	13,490,885	20,967,765	52,840,001
Lease liabilities	14	236,081	332,708	139,496	381,787	1,090,072
Derivative financial instruments	16				125,226	125,226
Trade payables	15	7,087,400	58,355	19,158	386	7,165,299
Trade payables - Forfaiting	15.a	2,182,867				2,182,867
Dividends and interest on capital	16	4,425				4,425
Concessions to be paid	16	13,350	13,350	26,700	38,913	92,313
		18,482,495	9,827,392	13,676,239	21,514,077	63,500,203

Fair values of assets and liabilities in relation to book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and any gains and losses are recorded as financial income and expense, respectively.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing were calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		09/30/2025		12/31/2024
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	19,146,612	17,419,436	22,204,604	19,584,985

(*) Source: Bloomberg

13.c)	Protective instruments: Derivatives

Position of the derivative financial instruments portfolio

Currency swap Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. had a derivative operation to protect its exposure to the Dollar, which was settled in November 2024.

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of R$ 680,000.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

In January 2025, the Company entered into a new swap agreement with the objective of protecting its foreign exchange exposure to the Dollar associated with an Export Credit Note (ECN) acquired during the same period, whose maturity is scheduled for January 2028, and which has a principal amount of R$ 295,000.

Foreign exchange swap Dollar x Real

In July 2024, the subsidiary CSN Cimentos Brasil, after raising a foreign currency loan in the amount of R$ 50,000, contracted derivative instruments ith the objective of protecting its foreign exchange exposure to the Dollar, with maturity in July 2027.

In June 2025, CSN Cimentos Brasil settled a derivative transaction, which had the objective of protecting against foreign exchange exposure to the Dollar through a foreign currency loan in the amount of R$ 115,000. This debt was paid during the same period.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037; the CSN Cimentos contracts mature in 2032 and CSN’s between 2030 and 2039.

Below is the position of derivatives:

								Consolidated
							09/30/2025	09/30/2024
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro - Lusosider	Settled							(1,627)
Exchange rate swap CDI x Dollar - CSN	2028	Real	975,000	1,044,889	(1,127,754)	(82,865)	93,222	(66,888)
Dollar x Real swap - CSN Cimentos Brasil	2027	Dollar	50,000	283,682	(301,697)	(18,015)	(183,044)	35,928
Exchange rate swap Dollar x CDI - Grupo Estrela	2027	Dollar	41,465	227,536	(251,882)	(24,346)	(50,121)
Total Exchange rate Swap			1,066,465	1,556,107	(1,681,333)	(125,226)	(139,943)	(32,587)
Interest rate swap
Interest rate (Debentures) CDI x IPCA - CSN	2030 to 2039	Real	2,012,358	2,114,882	(2,218,923)	(104,041)	(29,540)	(76,958)
Interest rate (Debentures) CDI x IPCA - CSN Mineração	2031 to 2037	Real	2,400,000	2,647,475	(2,673,922)	(26,447)	(30,221)	(219,738)
Interest rate (Debentures) CDI x IPCA - CSN Cimentos Brasil	2032	Real	1,200,000	1,353,886	(1,281,559)	72,326	(15,851)	(93,944)
Total interest rate (Debentures) CDI x IPCA			5,612,358	6,116,243	(6,174,404)	(58,162)	(75,612)	(390,639)

				7,672,350	(7,855,737)	(183,387)	(215,555)	(423,226)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Classification of derivatives in the balance sheet and income statement

							09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Instruments	Assets			Liabilities			Other operating income expenses		Other comprehensive income		Financial income (expenses), net (note 26)
	Current	Non-current	Total	Current	Non-current	Total
Iron ore derivative	92,291		92,291				87,490	452,906	97,099		(1,543)	19,446
Exchange rate swap Dollar x Euro												(1,627)
Exchange rate swap CDI x Dollar					(107,211)	(107,211)					43,101	(66,888)
Exchange rate swap CDI x IPCA (1)					(58,162)	(58,162)					(75,612)	(390,639)
Dollar x Real swap					(18,015)	(18,015)					(183,044)	35,928
	92,291		92,291		(183,388)	(183,388)	87,490	452,906	97,099		(217,098)	(403,780)

(1) The SWAP CDI x IPCA derivative instruments are fully classified in the loans and financing group, since they are linked to bonds order with the purpose of protecting against IPCA exposure.

13.d)	Investments in securities measured at fair value through profit or loss

The Company holds common shares (USIM3), preferred shares (USIM5) of Usiminas Siderúrgica de Minas Gerais S.A. (“Usiminas”). Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

i)	Stock Market Price Risks

Class of shares	09/30/2025				12/31/2024				09/30/2025	09/30/2024
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 26)
USIM3	35,192,508	4.99%	4.21	148,160	106,620,851	15.12%	5.32	567,222	(105,315)	(340,120)
USIM5	27,336,117	4.99%	4.23	115,632	55,144,456	10.07%	5.32	293,369	(60,852)	(168,191)
				263,792				860,591	(166,167)	(508,311)

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme optimistic) forecasts a horizon of price appreciation, and Scenario 2 (extreme pessimistic) considers a horizon of deterioration in price volatility. The calculation was based on the closing price of the shares on September 30, 2025, using assumptions based on both the dispersion of historical variations in prices and projections prepared by Management.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The effects on profit or loss, considering the probable scenarios, 1 and 2, are shown below:

							09/30/2025
Class of shares	Quantity	Share price on 09/30/2025	Extreme Optimistic Scenario share price	Extreme Pessimistic Scenario share price	Closing Balance	Extreme Optimistic Scenario (1)	Extreme Pessimistic Scenario (2)

USIM3	35,192,508	4.21	4.74	2.37	148,160	18,520	(64,820)
USIM5	27,336,117	4.23	4.76	2.38	115,632	14,454	(50,589)
					263,792	32,974	(115,409)

13.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of Reais	09/30/2025	12/31/2024
Shareholder's equity (equity)	17,355,367	15,459,116
Borrowings and Financing (Third-party capital)	52,146,950	56,914,621
Gross Debit/Shareholder's equity	3.00	3.68

14.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Leases	2,433,277	2,122,768	44,259	46,760
Adjusted present value - Leases	(1,343,205)	(1,282,463)	(6,803)	(8,307)
	1,090,072	840,305	37,456	38,453
Classified:
Current	236,081	206,323	11,136	10,229
Non-current	853,991	633,982	26,320	28,224
	1,090,072	840,305	37,456	38,453

The Company has port terminal lease contracts in Itaguaí: the Solid Bulk Terminal – TECAR, used for loading and unloading iron ore and other materials, and the Container Terminal – TECON, with remaining terms of 22 and 26 years, respectively. It also has a lease contracts for railway operations using the Northeast network with a remaining term of 3 years and a land lease contract in Taubaté, São Paulo for the expansion of operations in the Steel segment with a remaining term of 18 years.

Additionally, the Company has leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, as well as vehicles held as part of the acquisition of Grupo Estrela, which are used in logistics operations, and properties used as operational facilities and administrative and sales offices in various locations where the Company operates, with remaining terms of 1 to 19 years.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

09/30/2025
Contract term (in years)	Incremental Rate (p.a.)
1	16.04%
2	15.83%
3	15.09%
5	14.84%

The reconciliation of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Opening balance	840,305	733,761	38,453	6,999
New leases	69,287	14,117
Contract review	175,809	285,533	6,280	41,973
Write-off	(11,212)	(915)
Payments	(269,986)	(308,201)	(9,864)	(12,650)
Interest appropriated	84,137	99,998	2,587	2,131
Impact from acquisition of shareholding in Grupo Estrela (1)	209,178
Exchange variation	(7,446)	16,012
Net balance	1,090,072	840,305	37,456	38,453

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur based on minimum performance and contractually fixed rates.

As of September 30, 2025, the expected minimum payments are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	264,402	830,702	1,338,173	2,433,277
Adjusted present value - Leases	(28,321)	(358,498)	(956,386)	(1,343,205)
	236,081	472,204	381,787	1,090,072

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

•	Recoverable PIS and COFINS

Lease liabilities were measured by the value of the considerations with suppliers, that is, without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Leases	2,341,928	2,040,811	43,917	46,202
Adjusted present value - Leases	(1,338,607)	(1,279,742)	(6,741)	(8,225)
Potencial PIS and COFINS credit	216,628	188,775	4,062	4,274
Adjusted present value – Potential PIS and COFINS credit	(123,821)	(118,376)	(624)	(761)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use TECAR and TECON port terminals which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known as they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability are:

				Consolidated
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2025
Contract less than 12 months		880
Lower Assets value	10,860	7,840	4,884	2,290
Variable lease payments	259,739	259,699	94,350	118,721
	270,599	268,419	99,234	121,011

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2025
Lower Assets value	6,865	5,660	2,858	1,729
	6,865	5,660	2,858	1,729

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

15.	TRADE PAYABLES

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Trade payables	7,258,115	7,172,161	3,715,441	3,646,232
(-) Adjusted present value	(92,816)	(98,164)	(57,144)	(49,572)
	7,165,299	7,073,997	3,658,297	3,596,660

Classified:
Current	7,087,400	7,030,734	3,638,920	3,596,080
Non-current	77,899	43,263	19,377	580
	7,165,299	7,073,997	3,658,297	3,596,660

15.a)Trade	payables – Forfaiting

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
In Brazil	1,483,085	2,159,399	716,813	1,525,579
Abroad	699,782	743,194	699,783	688,903
	2,182,867	2,902,593	1,416,596	2,214,482

The Company discloses and classifies in a specific group its forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. The term of these operations are up to 360 days.

The table below provides a comparison of invoice payment terms with and without reverse forfaiting operations dealing only with merchandise acquisitions, for the base date of September 30, 2025:

		Consolidated
Trade payables	Forfaiting	No Forfaiting
Due between 1 and 180 days	1,280,200	5,286,766
Due between 181 to 360 days	902,667	1,800,634
Over 360 days		77,899
Total	2,182,867	7,165,299

Impact of variations without effect on cash as of September 30, 2025:

Consolidated
Exchange variation	(45,695)
Interest Appropriation	20,627
Total	(25,068)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

16.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

The other payables classified in current and non-current liabilities are comprised as follows:

					Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Related party liabilities		51,043	45,816		20,850	590,095	629,654	336,925	402,406
Derivative financial instruments				125,226	157,857			82,865	157,857
Dividends and interest on capital	13	4,425	61,965			6,094	6,242
Advances from customers (1)		4,097,692	3,648,639	10,022,848	10,120,950	415,969	382,350	829,209	1,099,568
Liabilities fron the business combination		124,294		441,005	94,404	124,294		441,005	94,404
Taxes in installments		36,263	56,226	92,113	103,955	17,060	16,504	50,910	53,320
Profit sharing - employees		284,894	235,789			137,407	123,325
Taxes payable				10,196	9,767			10,196	9,767
Provision for consumption and services		145,787	202,006			24,506	18,129
Trade payables	15			77,899	43,263			19,377	580
Lease liabilities	14	236,081	206,323	853,991	633,982	11,136	10,229	26,320	28,224
Concessions to be paid	13	13,350		78,963	78,728
Other payables		147,963	492,645	500,262	581,037	61,068	377,137	211,097	243,140
		5,141,792	4,949,409	12,202,503	11,844,793	1,387,629	1,563,570	2,007,904	2,089,266

(1) Customer Advances:

Iron ore: refers to iron ore supply contracts signed by the Company with important international players. On June 28, 2024, the indirect subsidiary CSN Mining International GmbH sign an iron ore supply advance contract in the amount of US$ 255 million, for the supply of 6.5 million tons of iron ore, to be realized over the next 4 years. On September 25, 2024, another iron ore advance contract was signed in the amount of US$ 450 million, for the supply of an additional 9.7 million tons of iron ore. Additionally, on September 27, 2024, a third iron ore supply advance contract was signed in the amount of US$ 300 million for the supply of 7.2 million tons. These contracts have a start date in the month of January 2025, and deadline for completion by December 2028. On December 17, 2024, the indirect subsidiary CSN Mining International GmbH signed two prepayment contracts that, together, total an amount of US$ 355 million. The contracts are expected to start in January 2025 and will extend until 2029. During this period, the company undertakes to supply iron ore according to the terms agreed in the contracts, guaranteeing the delivery of 8.1 Mt over the next five years. On June 30, 2025, the indirect subsidiary CSN Mining International GmbH entered into a prepayment agreement totaling an amount of US$ 241 million. The contract is expected to enter into effect in January 2026 and will extend up to 2029. During this period, the company undertakes to supply iron ore according to the terms agreed upon under the contracts and will guarantee the delivery of 5.9 Mt over the next four years.

Electricity: Between 2022 and 2024, the subsidiaries CSN Mineração and CSN Cimentos signed advance electricity trading agreements with national operators to be executed for up to 8 years.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social contributions recognized in profit or loss for the period are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Income tax and social contribution income (expense)
Current	(640,459)	(896,289)	(349,513)	1,427
Deferred	794,545	1,016,726	145,355	397,810
	154,086	120,437	(204,158)	399,237

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Income tax and social contribution income (expense)
Current	7,172		7,172
Deferred	966,240	868,478	256,081	321,315
	973,412	868,478	263,253	321,315

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The reconciliation of the Company’s income tax and social contribution expenses and income and the effective tax rate on income before IRPJ and CSLL are shown below:

				Consolidated
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit/(Loss) before income tax and social contribution	(939,597)	(1,573,581)	280,596	(1,150,107)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	319,463	535,018	(95,403)	391,036
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	165,616	139,783	62,868	46,810
Difference Tax Rate in companies abroad	(239,837)	(579,446)	(91,116)	(86,428)
Income taxes and social contribution on foreign profit	7,172		7,172
Indebtdness limit	(7,930)		(2,219)
Tax incentives	39,633	24,375	28,188	2,702
Interest on equity	21,643	30,927
Recognition/(reversal) of tax credits	(140,603)	(80,680)	(118,264)	(16,126)
Other permanent deductions (add-backs)	(11,071)	59,781	4,616	44,519
Income tax and social contribution in net income for the period	154,086	120,437	(204,158)	399,237
Effective tax rate	16%	8%	73%	35%

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit/(Loss) before income tax and social contribution	(1,895,638)	(2,827,295)	(400,333)	(1,161,652)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	644,517	961,280	136,113	394,962
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	400,232	36,094	147,961	62,210
Indebtdness limit	(7,930)	(9,321)	(2,219)	(14,203)
Income taxes and social contribution on foreign profit	7,172		7,172
Interest on equity	(49,757)	(127,173)	-	(127,173)
Other permanent deductions (additions)	(20,822)	7,598	(25,774)	5,519
Income tax and social contribution in net income for the period	973,412	868,478	263,253	321,315
Effective tax rate	51%	31%	66%	28%

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Deferred
Income tax losses	4,698,553	3,896,856	3,120,385	2,286,697
Social contribution tax losses	1,624,567	1,336,041	1,149,720	848,003
Temporary differences	(308,700)	1,571,100	205,303	1,615,633
Tax, social security, labor, civil and environmental provisions	380,122	559,621	174,979	173,463
Estimated losses on assets	248,147	267,768	144,906	164,297
Gains/(Losses) on financial assets	305,130	565,250	271,677	634,428
Actuarial Liabilities (Pension and Health Plan)	180,069	165,418	168,413	154,415
Provision for consumption and services	13,277	4,933	13,169	4,215
Cash Flow Hedge and Unrealized Exchange Variations	632,337	2,014,231	412,144	1,419,712
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,490)	(149,489)
Business combination	(1,468,717)	(1,425,853)	(721,992)	(721,992)
Impact from acquisition of shareholding in Grupo Estrela (1)	(2,700)
Others	(222,779)	(206,683)	(33,897)	11,191
Total	6,014,420	6,803,997	4,475,408	4,750,333

Total Deferred Assets	6,646,949	7,345,326	4,475,408	4,750,333
Total Deferred Liabilities	(632,529)	(541,329)		-
Total Deferred	6,014,420	6,803,997	4,475,408	4,750,333

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the countries in which they are incorporated at rates lower than those applicable in Brazil. In the period between 2020 and 2025, these subsidiaries did not generate profits subject to additional taxation in Brazil by income tax and social contribution. The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of possible tax challenge and, therefore, no provision was recognized in the Financial Statement.

Furthermore, Management evaluated the precepts of IFRIC 23 – "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

17.c)	Changes in deferred income tax and social contribution

The following shows the changes of deferred taxes:

	Consolidated	Parent Company
Balance at January 1, 2024	4,729,632	3,213,410
Recognized in profit and loss	1,305,927	942,394
Recognized in equity	769,162	594,529
Use of tax credit in installment program	(724)
Balance at December 31, 2024	6,803,997	4,750,333
Recognized in profit and loss	794,545	966,240
Recognized in equity	(1,581,422)	(1,241,165)
Impact from acquisition of shareholding in Grupo Estrela (1)	(2,700)
Balance at September 30, 2025	6,014,420	4,475,408

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

17.d)	Income tax and social contribution recognized in equity

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Income tax and social contribution
Actuarial gains on defined benefit pension plan	77,645	76,876	70,673	70,673
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	1,426,347	2,906,859	1,347,039	2,588,202
Gain on sale of shares	(1,158,102)	(1,158,102)	(1,158,102)	(1,158,102)
	20,540	1,500,283	(65,740)	1,175,423

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Tax	100,609	130,755	181,768	176,086	15,712	50,990	71,626	70,944
Social security	13,416	1,546			13,417	1,546
Labor	477,023	387,612	371,860	294,233	162,690	144,407	138,363	114,994
Civil	265,619	815,180	39,965	134,609	143,628	130,308	15,527	15,991
Environmental	48,536	42,609	6,303	3,723	22,155	10,446	283	283
Deposit of a guarantee			23,915	24,299
	905,203	1,377,702	623,811	632,950	357,602	337,697	225,799	202,212

Classified:
Current	106,628	132,112			73,525	61,008
Non-current	798,575	1,245,590	623,811	632,950	284,077	276,689	225,799	202,212
	905,203	1,377,702	623,811	632,950	357,602	337,697	225,799	202,212

The changes in tax, social security, labor, civil and environmental provisions in the period ended September 30, 2025 can be summarized as follows:

						Consolidated
						Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Impact from acquisition of shareholding in Grupo Estrela (1)	Net utilization of reversal	09/30/2025
Tax	130,755	22,245	5,044	12,691	(70,126)	100,609
Social security	1,546	11,898	48		(76)	13,416
Labor	387,612	67,114	83,323	12,094	(73,120)	477,023
Civil	815,180	21,735	20,414	44	(591,754)	265,619
Environmental	42,609	13,179	1,616		(8,868)	48,536
	1,377,702	136,171	110,445	24,829	(743,944)	905,203

(1) Transaction related to the acquisition of equity interest in the Estrela Comércio e Participações S.A. group, which entered into effect on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

					Parent Company
					Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Net utilization of reversal	09/30/2025
Tax	50,990	4,554	355	(40,187)	15,712
Social security	1,546	11,898	48	(75)	13,417
Labor	144,407	28,428	12,943	(23,088)	162,690
Civil	130,308	4,302	13,148	(4,130)	143,628
Environmental	10,446	12,221	12	(524)	22,155
	337,697	61,403	26,506	(68,004)	357,602

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

Possible Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of September 30, 2025 with December 31, 2024.

		Consolidated
	09/30/2025	12/31/2024
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	10,775,433	10,246,424
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA (1)	3,453,170	4,346,118
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,227,649	2,284,914

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018 (2)	5,857,604	6,239,017

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,277,549	2,169,108

Unapproved compensation - RFB - Disallowance of credits from topic 69/STF (ICMS in the calculation base of PIS/COFINS) (3)	733,389	-

Assessment Notice - SEFAZ/RJ - ICMS- questions about sales for incentive area (4)	1,277,487	1,460,763

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,830,968	1,499,578

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,676,847	1,570,733

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	216,724	205,621

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	42,706	39,939

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	420,726	422,499

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore (5)	683,869	779,093

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	484,549	488,238

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	852,023	798,226

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing (6)	71,533	389,919

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	449,101	422,807

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad (7)	161,864	338,273

Other tax lawsuits (federal, state, and municipal)	7,445,281	6,977,524

Social security lawsuits	731,344	647,801
Action to discuss the balance of the construction contract – Tebas	650,979	621,724

Action related to power supply payment’s charge - Light	543,438	492,535
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	242,388	229,983

Action to discuss ruling handed down against CSN by Brazilian antitrust authorities (CADE) regarding alleged formation of cement cartel (8)	502,117	-

Other civil lawsuits	1,748,045	1,620,259
Labor and social security lawsuits	2,851,549	2,580,452

Tax Execution Traffic Ticket Volta Grande IV	166,610	152,322
ACP Landfill Márcia I	306,389	306,389

Notice of IEF Commitment Term	337,951	337,951

Other environmental lawsuits	826,524	786,360
Impact from acquisition of shareholding in Grupo Estrela (9)	50,745

	49,896,551	48,454,570

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

(1)Notice of Violation and Imposition of Fine (AIIM)- IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa. On 09/05/2025, the Company succeeded in requesting a mandatory debt review for the cancellation of a fine and interest under Law 14.689/2023.

(2) Notices of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018 Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(3) Unapproved compensation - RFB - Disallowance of credits under 69/STF theme (ICMS in PIS/COFINS calculation basis) in March 2025, CSN was informed of the rulings that partially approved the compensations executed with credits arising from the final and unappealable lawsuit recognizing the unconstitutionality of the inclusion of ICMS values in the PIS and COFINS contribution calculation basis. According to the federal supervisory body, approximately 20% of the credit authorized by the company would lack sufficient liquidity and certainty and therefore, could not compose the amount to be offset. Given these rulings, CSN presented a manifestation of non-conformity to demonstrate the inappropriateness of the premises adopted by the supervisory body and liquidity and legal certainty underpinning complete authorized credits.

(4) ICMS - SEFAZ/RJ - Questions about sales for Incentive Area Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(5) ICMS - SEFAZ/RJ - Disallowance of credits on Transfer of Iron Ore Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(6) Notices of Violation and Fine Imposition (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing. The Company partially succeeded in the Appeal filed in Case 16682.720.529/2023-56, closing a possible contingency of R$ 212,691.

(7) Notice of Violation and Imposition of Fine (AIIM) /Annulment Action - RFB - IRRF - Capital Gain of CFM company sellers located abroad with support in legal opinion; the prognosis of possible remote loss on mandatory fine and interest was reclassified, as the disallowance determined by Law 14.689/2023 is applicable to the case

(8) Action to discuss ruling handed down against CSN by Brazilian antitrust authorities (CADE) regarding alleged formation of cement cartel risk classified as possible in the 2nd quarter of 2025, in accordance with the current jurisprudential understanding on the subject and opinion issued by the Company's legal advisors.

(9) Reflection of the acquisition of equity interest in Grupo Estrela Group regarding the acquisition of a stake in the Estrela Comércio e Participações S.A. group on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. The acquisition of this company generated a possible increase in contingency on June 30, 2025.

In the 1st quarter of 2021, the Company was notified of the start of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The opposing party's request on that date totaled approximately US$ 1 billion, which the Company, in addition to understanding that the allegations presented are unfounded due to the complete absence of damages, is also unaware of the bases for estimating such an amount. The Company wishes to inform that it has prepared, together with its legal advisors, a response to the arbitration request and is currently preparing its defense. It also wishes to clarify that discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that arbitrations will be completed in 2 years. The relevance of the proceedings for the Company is related to the value attributed to the cause and the possible financial impact.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The Company has offered judicial guarantees (Surety Bond/Bank-Issued Letter of Guarantee) in the total amount, which was updated on September 30, 2025, of R$10,985 (R$ 10,620 on December 31, 2024), as determined under current procedural legislation.

Evaluations carried out by legal advisors have defined these administrative and judicial proceedings as a possible risk of loss, and a provision has not been established in accordance with Management's judgment and accounting practices adopted in Brazil.

19.	PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligations is as follows:

		Consolidated		Parent Company
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Environmental liabilities	143,208	155,471	133,842	142,989
Asset retirement obligations	1,060,722	977,892
	1,203,930	1,133,363	133,842	142,989

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)Transactions	with subsidiaries, jointly controlled entities, affiliates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		09/30/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents				1,626,655	1,626,655			912,532	912,532
Financial investments				80,751	80,751			860,592	860,592
Trade receivables	5	92,172	15,705		107,877	88,750	3,230	191	92,171
Dividends receivable	8	6,014	128,232	74,050	208,296		127,386	74,050	201,436
Borrowings	8		5,028		5,028		5,315		5,315
Other receivables	8		2	1,829	1,831		2	1,829	1,831
		98,186	148,967	1,783,285	2,030,438	88,750	135,933	1,849,194	2,073,877
Non-current Assets
Financial investments								142,423	142,423
Borrowings	8	5,772	2,094,149		2,099,921	3,789	1,899,239		1,903,028
Actuarial liabilities	8			51,973	51,973			47,708	47,708
Other receivables	8		1,000,001		1,000,001		1,792,579		1,792,579
		5,772	3,094,150	51,973	3,151,895	3,789	3,691,818	190,131	3,885,738
		103,958	3,243,117	1,835,258	5,182,333	92,539	3,827,751	2,039,325	5,959,615
Liabilities
Current Liabilities
Trade payables		23,032	238,199	963	262,194	13,676	217,289	184,892	415,857
Accounts payable	16		23,290	220,050	243,340	23,245	22,571	140,991	186,807
Provision for consumption	16		27,753		27,753
		23,032	289,242	221,013	533,287	36,921	239,860	325,883	602,664
Non-current Liabilities
Accounts payable							20,850		20,850
							20,850		20,850
		23,032	289,242	221,013	533,287	36,921	260,710	325,883	623,514

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

		Consolidated
		09/30/2025				09/30/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		1,675,830	35,643	79	1,711,552	1,681,857	13,832	88	1,695,777
Cost and expenses		(125,205)	(1,679,639)	(116,672)	(1,921,516)	(121,971)	(1,628,255)	(316,207)	(2,066,433)
Financial income (expenses)
Interest	26	1,082	163,390	47,697	212,169		115,516	27,657	143,173
Exchange rate variations and monetary, net				(23,717)	(23,717)			68,807	68,807
Financial investments (1)				(191,986)	(191,986)			(508,311)	(508,311)
Dividends receivable								42,347	42,347
Other income and expenses		7	22	4,265	4,294		(4,287)	2,459	(1,828)
		1,551,714	(1,480,584)	(280,334)	(209,204)	1,559,886	(1,503,194)	(683,160)	(626,468)

•	Parent Company

		Parent Company
		09/30/2025				12/31/2024
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Cash and cash equivalents				147,229	147,229			311,607	311,607
Financial investments				80,751	80,751			860,591	860,591
Trade receivables	5	851,080	56,969		908,049	734,972	62	106	735,140
Dividends receivable	8	316,821	65,227		382,048	436,154	65,113		501,267
Borrowings	8		5,028		5,028		5,315		5,315
Other receivables	8	314,604	2	1,829	316,435	245,235	2	1,828	247,065
		1,482,505	127,226	229,809	1,839,540	1,416,361	70,492	1,174,132	2,660,985
Non-current Assets
Financial investments								142,423	142,423
Borrowings	8	1,350,528	2,011,845		3,362,373	696,886	1,802,226		2,499,112
Actuarial asset	8			40,533	40,533			37,059	37,059
Other receivables	8		1,000,001		1,000,001	1,461	1,792,579		1,794,040
		1,350,528	3,011,846	40,533	4,402,907	698,347	3,594,805	179,482	4,472,634
		2,833,033	3,139,072	270,342	6,242,447	2,114,708	3,665,297	1,353,614	7,133,619
Liabilities
Current Liabilities
Intercompany Loans	12	244,757			244,757	821,983			821,983
Trade payables		950,866	105,225	388	1,056,479	519,749	116,466	184,078	820,293
Accounts payable		121,043		98,930	219,973	138,804		86,248	225,052
Provision for consumption		441,299	27,753		469,052	490,850			490,850
		1,757,965	132,978	99,318	1,990,261	1,971,386	116,466	270,326	2,358,178
Non-current Liabilities
Intercompany Loans	12	9,818,066			9,818,066	11,310,104			11,310,104
Accounts payable	16	336,925			336,925	402,406			402,406
		10,154,991			10,154,991	11,712,510			11,712,510
		11,912,956	132,978	99,318	12,145,252	13,683,896	116,466	270,326	14,070,688

		Parent Company
		09/30/2025				09/30/2024
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,973,466	29		2,973,495	4,060,760	918	88	4,061,766
Cost and expenses		(3,092,108)	(380,624)	(75,072)	(3,547,804)	(3,077,558)	(449,806)	(275,042)	(3,802,406)
Financial income (expenses)
Interest	26	(26,619)	157,377	15,180	145,938	(94,439)	114,185	3,738	23,484
Exclusive funds	26			7,644	7,644			6,078	6,078
Financial investments (1)	-			(191,714)	(191,714)			(508,311)	(508,311)
Dividends receivable								42,347	42,347
Exchange rate variations and monetary, net		1,585,878		18,144	1,604,022	(1,410,363)		13,956	(1,396,407)
Other operating income and expenses		164,387	53	3,474	167,914		(4,431)	2,097	(2,334)
		1,605,004	(223,165)	(222,344)	1,159,495	(521,600)	(339,134)	(715,049)	(1,575,783)

(1) As a result of the sale of USIMINAS' shares, which reduced the Company’s equity interest to 4.99% in both common and preferred shares, USIMINAS is no longer considered a related party. Thus, the balance presented refers exclusively to the period in which the company was classified as a related party.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Consolidated and Controlling Information:

Cash and cash equivalents: Refers to checking account balances and financial investments held with Banco Fibra subject to immediate liquidity.

Financial Investments: Refers mainly to investments in CDBs and bonds with Banco Fibra and government bonds.

Receivables: Refers mainly to sales transactions of steel products from the Parent Company to related parties.

Dividends receivable: In the Parent Company, the balance is primarily composed of dividends from CSN Cimentos Brasil S.A. in the amount of R$ 178,348 and in the Consolidated statements refers to dividends in the amount of $ 126,044 from MRS Logística S.A., R$ and 74,050 corresponding to CEEE-G's affiliates.

Loans (Assets):

Long-term: In the Consolidated, it refers mainly to loan agreements with Transnordestina Logística R$ 2,036,389 with an average rate of 128.00% of CDI as of September 30, 2025.

Other (Assets): In the Consolidated advance for future capital increase with Transnordestina Logística S.A. of R$ 1,000,001 on September 30, 2025 and December 31, 2024.

Loans (Liabilities):

Foreign currency: In the Parent Company, these are intercompany contracts in the amount of $ 10,062,823 as of September 30, 2025 and R$ 12,132,087 as of December 31, 2024.

20.b)	Key Management Personnel

Key Management personnel with authority and responsibility for planning, directing and controlling the Company's activities include the members of the Board of Directors and statutory officers. The following is information on compensation and balances as of September 30, 2025 and 2024.

	09/30/2025	09/30/2024
	P&L
Short-term benefits for employees and officers	69,135	61,773
Post-employment benefits	636	577
	69,771	62,350

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	4,594,569	3,966,722	10,869	10,717	4,972	4,828	4,610,410	3,982,267
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	371,451	2,079,693			600	1,920	372,051	2,081,613
Total in R$			4,966,020	6,046,415	10,869	10,717	5,572	6,748	4,982,461	6,063,880

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,233,000	2,230,000					2,233,000	2,230,000
CSN Cimentos Brasil	US$	10/6/2027
Total in US$			3,533,000	3,530,000					3,533,000	3,530,000
Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			19,279,934	21,858,819			481,725	482,723	19,761,659	22,341,542
			24,245,954	27,905,234	10,869	10,717	487,297	489,471	24,744,120	28,405,422

21.	EQUITY

21.a)	Paid-in capital

The fully subscribed and paid-up share capital as of 30 September 2025 and 31 December 2024 is R$ 10,240,000 divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles to one vote in the resolutions of the General Meeting

21.b)	Authorized share capital

The Company's bylaws in force on September 30, 2025 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law no. 6.404/76, up to a limit of 20% of the capital stock.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

21.d)	Ownership structure

As of September 30, 2025 and December 31, 2024, the Company’s ownership structure is as follows:

			09/30/2025			12/31/2024
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A.	65,794,883	4.96%	4.96%	132,523,251	9.99%	9.99%
Avelina Participações S.A.	65,794,883	4.96%	4.96%
NYSE (ADRs)	315,086,296	23.76%	23.76%	283,799,438	21.40%	21.40%
Other shareholders	281,298,950	21.21%	21.21%	311,652,323	23.50%	23.50%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*) Controlling group companies.

On December 2, 2024, Vicunha Aços, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

On July 11, 2025, CFL Participações S.A., the parent company of CFL Ana Participações S.A., in compliance with the provisions of article 12, paragraph 6 of CVM Resolution 44/2021, informed the Company about the disposal by from CFL Ana Participações S.A. of common shares issued by CSN to Avelina Participações. S.A. , a company also fully controlled by CFL Participações S.A.  CSN, in turn, informed the market about the sale of a relevant equity interest the following day, informing that CFL Participações S.A. 's interest became 9.99% of the share capital, according to correspondence received.

21.e)	Losses per share

Below are the losses per share:

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
	Common Shares		Common Shares
Loss for the period	(922,226)	(1,958,817)	(137,080)	(840,337)
Weighted average number of shares	1,326,093,947	1,326,093,947	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(0.69545)	(1.47713)	(0.10337)	(0.63369)

22.	SHAREHOLDER COMPENSATION

On May 9, 2024 and November 14, 2024, the Board of Directors approved the proposal to pay interim dividends to the Profit Reserve Account in the amount of R$ 950,000 and R$ 730,000, corresponding to R$ 0.716389666168954 and R$ 0.550488901371933 per share, respectively. Dividends were paid, without monetary restatement, on May 29, 2024 and November 28, 2024.

On December 31, 2024, the Company recorded a loss for the year of R$ 2,591,851, compensated through the consumption of statutory reserve values.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

23.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Gross revenue
In Brazil	21,679,799	21,310,232	7,168,880	7,683,813
Abroad	16,737,716	15,424,424	6,239,516	5,189,982
	38,417,515	36,734,656	13,408,396	12,873,795
Deductions
Sales returns, discounts and rebates	(477,762)	(742,341)	(128,483)	(230,481)
Taxes on sales	(4,544,970)	(4,330,994)	(1,486,045)	(1,576,725)
	(5,022,732)	(5,073,335)	(1,614,528)	(1,807,206)
Net revenue	33,394,783	31,661,321	11,793,868	11,066,589

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Gross revenue
In Brazil	15,176,739	15,452,649	4,841,205	5,596,436
Abroad	481,191	1,739,521	14,987	642,449
	15,657,930	17,192,170	4,856,192	6,238,885
Deductions
Sales returns, discounts and rebates	(276,559)	(376,443)	(82,916)	(114,484)
Taxes on sales	(2,827,797)	(2,870,378)	(885,703)	(1,050,571)
	(3,104,356)	(3,246,821)	(968,619)	(1,165,055)
Net revenue	12,553,574	13,945,349	3,887,573	5,073,830

24.	EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Raw materials and inputs	(9,212,466)	(10,215,859)	(3,052,266)	(3,635,227)
Outsourcing material	(2,744,795)	(1,830,232)	(1,035,478)	(382,667)
Labor cost	(4,061,613)	(3,682,702)	(1,348,053)	(1,235,026)
Supplies	(2,338,104)	(2,428,935)	(806,844)	(947,214)
Maintenance cost (services and materials)	(967,526)	(759,438)	(323,352)	(304,659)
Outsourcing services	(2,143,117)	(1,667,664)	(700,926)	(728,896)
Freight	(3,732,796)	(4,282,393)	(1,345,935)	(1,567,451)
Depreciation, amortization and depletion	(3,017,108)	(2,728,177)	(1,019,767)	(939,027)
Others	(785,550)	(853,671)	(253,717)	(301,402)
	(29,003,075)	(28,449,071)	(9,886,338)	(10,041,569)
Classified as:
Cost of sales	(24,669,191)	(23,747,585)	(8,326,618)	(8,332,916)
Selling expenses	(3,621,674)	(4,054,126)	(1,328,433)	(1,492,210)
General and administrative expenses	(712,210)	(647,360)	(231,287)	(216,443)
	(29,003,075)	(28,449,071)	(9,886,338)	(10,041,569)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Raw materials and inputs	(6,583,954)	(7,804,029)	(2,021,894)	(2,725,491)
Labor cost	(1,512,842)	(1,393,268)	(496,357)	(453,642)
Supplies	(1,674,485)	(1,966,137)	(583,813)	(734,739)
Maintenance cost (services and materials)	(244,384)	(199,750)	(57,018)	(77,168)
Outsourcing services	(912,514)	(1,039,117)	(269,121)	(401,037)
Freight	(551,675)	(648,529)	(160,401)	(211,490)
Depreciation, amortization and depletion	(1,020,579)	(974,925)	(335,490)	(333,063)
Others	(144,753)	(194,173)	(61,528)	(123,423)
	(12,645,186)	(14,219,928)	(3,985,622)	(5,060,053)
Classified as:
Cost of sales	(11,764,717)	(13,313,207)	(3,715,938)	(4,758,178)
Selling expenses	(593,846)	(624,542)	(178,965)	(210,872)
General and administrative expenses	(286,623)	(282,179)	(90,719)	(91,003)
	(12,645,186)	(14,219,928)	(3,985,622)	(5,060,053)

Depreciation, amortization and depletion for the period were distributed as follows.

				Consolidated
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Production costs	(2,939,793)	(2,666,621)	(993,149)	(917,062)
Selling expenses	(43,081)	(37,703)	(13,963)	(12,301)
General and administrative expenses	(34,234)	(23,853)	(12,655)	(9,664)
	(3,017,108)	(2,728,177)	(1,019,767)	(939,027)
Other operational (1)	(71,189)	(65,565)	(22,744)	(21,955)
	(3,088,297)	(2,793,742)	(1,042,511)	(960,982)

				Parent Company
	Nine months ended		Three months ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Production costs	(986,970)	(950,894)	(325,136)	(324,191)
Selling expenses	(13,190)	(9,413)	(3,489)	(3,658)
General and administrative expenses	(20,419)	(14,618)	(6,865)	(5,214)
	(1,020,579)	(974,925)	(335,490)	(333,063)
Other operational (1)	(53,499)	(7,772)	(18,635)	(2,311)
	(1,074,078)	(982,697)	(354,125)	(335,374)

(1) Refer substantially to the depreciation of investment properties and scheduled shutdown for renovation of Blast Furnace 2.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

25.	OTHER OPERATING (EXPENSES)/INCOME

					Consolidated
	Ref.	Nine months ended		Three months ended
		09/30/2025	09/30/2024	09/30/2025	09/30/2024
Other operating income
Receivables by indemnity		45,077	103,738	27,869	35,134
Rentals and leases		21,885	10,058	5,873	1,441
Contractual fines		3,503	14,256	28,477	1,548
Realized cash flow hedge			451,826
Tax recuperation		62,982	9,570		37
Reversals/(Expenses) on receivables					17,465
Other revenues		59,127	94,191	(13,454)	49,944
		192,574	683,639	48,765	105,569
Other operating expenses
Taxes and fees		(100,648)	(85,956)	(31,870)	(21,658)
Expenses with environmental liabilities, net		(16,179)	(31,145)	(3,401)	(6,557)
Net reversals/(expenses) on legal proceedings (1)		267,102	(155,079)	(79,534)	(158,739)
Contractual fines		(66,881)	(157,500)	(66,881)	(53,260)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(71,189)	(65,565)	(22,744)	(21,955)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(36,452)	(33,249)	(16,025)	(23,643)
(Losses)/Estimated reversals in inventories		(122,389)	(101,548)	(61,394)	(1,343)
Idleness in stocks and paralyzed equipment		(111,177)	(194,214)	(33,123)	(48,850)
Studies and project engineering expenses		(54,950)	(40,294)	(19,313)	(14,674)
Healthcare plan expenses		(84,861)	(69,492)	(30,337)	(17,191)
Realized cash flow hedge		(195,535)		(17,654)	(5,086)
Pension plan expense		(43,491)	(34,312)	(14,497)	(11,437)
Reversals/(Expenses) on receivables		616	(19,789)	3,701
Other expenses		(96,280)	(244,125)	3,579	(87,420)
		(732,314)	(1,232,268)	(389,493)	(471,813)
Other operating income (expenses), net		(539,740)	(548,629)	(340,728)	(366,244)

(1)In the Consolidated, net financial income includes the reversal of a provision in the amount of R$ 493,347 thousand related to a lawsuit for which the risk classification was altered from probable to possible according to a reassessment carried out by the Company's legal advisors given current jurisprudential understanding on the subject. (see note 18).

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

					Parent Company
	Ref.	Nine months ended		Three months ended
		09/30/2025	09/30/2024	09/30/2025	09/30/2024
Other operating income
Receivables by indemnity		16,900	57,407	869	1,785
Rentals and leases		15,156	11,635	3,791	2,882
Contractual fines		1,990	12,540	426	933
Realized cash flow hedge	13		12,102
Tax recuperation		56,578		(257)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11				2,668
Reversals of net environmental liabilities			1,973		843
Reversals on receivables					387
Other revenues		23,323	39,796	(33,192)	23,148
		113,947	135,453	(28,363)	32,646
Other operating expenses
Taxes and fees		(28,081)	(40,574)	(7,210)	(10,620)
Expenses with environmental liabilities, net		2,378		916
Net legal expenses		(104,512)	(60,130)	(71,710)	(57,315)
Contractual fines		(16,270)	(95,696)	(16,270)	(37,522)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(53,499)	(7,772)	(18,635)	(2,311)
Estimated write-offs or losses in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	11,427	(20,443)	(1,071)	(21,917)
(Losses)/Estimated reversals in inventories		(65,793)	(53,629)	(14,351)
Idleness in stocks and paralyzed equipment		(101,410)	(178,792)	(29,868)	(44,672)
Studies and project engineering expenses		(18,095)	(10,327)	(3,250)	(4,150)
Healthcare plan expenses		(74,066)	(67,478)	(25,376)	(16,452)
Realized cash flow hedge	13	(222,902)		(7,872)	(1,169)
Pension plan expense		(41,172)	(32,062)	(13,724)	(10,687)
Expenses on securities receivable		73	(36,778)	22
Other expenses		(11,387)	(64,646)	39,290	(17,034)
		(723,309)	(668,327)	(169,109)	(223,849)
Other operating income (expenses), net		(609,362)	(532,874)	(197,472)	(191,203)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

26.	NET FINANCIAL INCOME

	Ref.	Nine months ended		Three months ended
		09/30/2025	09/30/2024	09/30/2025	09/30/2024
Financial income
Related parties	20.a	215,780	190,651	87,615	47,380
Income from financial investments		828,714	638,798	247,728	197,478
Updated shares – Fair value through profit or loss	13.d	50,772
Dividends receivable		4,907	2,716	2,512	265
Interest and fines		52,425	49,014	16,237	21,067
Other income		80,773	111,459	53,304	7,482
		1,233,371	992,638	407,396	273,672
Financial expenses
Borrowings and financing - foreign currency	12	(1,628,322)	(1,655,577)	(450,138)	(562,126)
Borrowings and financing - local currency	12	(1,596,086)	(1,405,478)	(573,730)	(457,990)
Capitalized interest	10 e 28	290,626	136,115	114,135	46,593
Interest of advances from customers		(737,852)	(362,367)	(207,650)	(132,835)
Updated shares – Fair value through profit or loss	13.d	(216,939)	(508,311)	25,819	(264,817)
Related parties	20.a	(3,611)	(5,131)	(1,622)	(1,962)
Lease liabilities		(78,176)	(69,281)	(26,691)	(23,864)
Interest and fines		(115,416)	(49,629)	(51,925)	(9,336)
Interest on forfaiting operations		(145,342)	(303,661)	(49,430)	(90,423)
(-) Adjusted present value of trade payables		(376,303)	(256,935)	(133,377)	(80,551)
Commission, bank fees, guarantee and bank fees		(143,031)	(286,220)	(48,486)	(190,150)
PIS/COFINS over financial income		(56,524)	(78,965)	(17,371)	(4,522)
Other financial expenses		(140,531)	(140,102)	(53,360)	(48,657)
		(4,947,507)	(4,985,542)	(1,473,826)	(1,820,640)
Others financial items, net
Foreign exchange and monetary variation, net		(1,262,185)	(154,821)	(131,353)	(132,974)
Gains and (losses) on exchange derivatives (*)		(215,555)	(423,226)	(243,751)	(251,646)
Exchange rate fluctuations in iron ore	13	(1,543)	19,445	(1,299)	-
		(1,479,283)	(558,602)	(376,403)	(384,620)
		(6,426,790)	(5,544,144)	(1,850,229)	(2,205,260)

Financial income (expenses), net		(5,193,419)	(4,551,506)	(1,442,833)	(1,931,588)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Exchange rate swap Real x Dollar		(183,044)	35,928	(11,380)	(36,822)
Exchange rate swap Dollar x Euro			(1,627)		(3,197)
Interest rate swap CDI x IPCA		(75,612)	(390,639)	(232,502)	(68,030)
Exchange rate swap CDI x Dollar		43,101	(66,888)	131	(143,597)
		(215,555)	(423,226)	(243,751)	(251,646)

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

					Parent Company
	Ref.	Nine months ended		Three months ended
		09/30/2025	09/30/2024	09/30/2025	09/30/2024
Financial income
Related parties	20.a	286,064	217,833	108,659	58,391
Income from financial investments		192,574	81,579	36,733	24,032
Updated shares – Fair value through profit or loss	13.d	50,772
Dividends receivable		4,835	2,565	2,475	231
Interest and fines		34,357	27,100	12,251	9,354
Other income		70,544	102,288	48,581	4,370
		639,146	431,365	208,699	96,378
Financial expenses
Borrowings and financing - foreign currency	12	(318,604)	(342,166)	(50,122)	(123,509)
Borrowings and financing - local currency	12	(1,217,011)	(871,150)	(436,948)	(274,024)
Capitalized interest	10 and 28	158,926	52,115	63,389	21,991
Interest of advances from customers		(113,594)	(15,215)	(42,957)	(15,215)
Updated shares – Fair value through profit or loss	13.d	(216,939)	(508,311)	25,819	(264,817)
Related parties	20.a	(132,482)	(145,924)	(46,308)	(50,211)
Lease liabilities		(2,586)	(1,098)	(843)	(892)
Interest and fines		(71,061)	(11,388)	(34,538)	(1,677)
Interest on forfaiting operations		(140,164)	(300,913)	(45,304)	(88,855)
(-) Adjusted present value of trade payables		(240,075)	(159,142)	(82,978)	(43,451)
Commission, bank fees, guarantee and bank fees		(57,897)	(156,653)	(16,174)	(108,356)
PIS/COFINS over financial income		(23,643)	(18,950)	(6,021)	6,845
Other financial expenses		143,963	(37,668)	55,259	(10,876)
		(2,231,167)	(2,516,463)	(617,726)	(953,047)
Others financial items, net
Foreign exchange and monetary variation, net		(843,478)	102,944	(126,641)	(146,943)
Gains and (losses) on exchange derivatives (*)		63,682	(143,846)	(4,322)	(163,586)
		(779,796)	(40,902)	(130,963)	(310,529)
Financial income (expenses), net		(2,371,817)	(2,126,000)	(539,990)	(1,167,198)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Interest rate swap CDI x IPCA			(76,958)	(36,507)	(19,989)
Exchange rate swap CDI x Dollar		(29,540)	(66,888)	32,185	(143,597)
		(29,540)	(143,846)	(4,322)	(163,586)

27.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

•	Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The segment serves the civil construction, steel packaging markets for the country's chemical and food industries, white goods (household appliances), automotive and OEM (engines and compressors). The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Operations in Brazil also involve the production and marketing of long steels, which consolidates the Company's position as a source of complete solutions for civil construction, complementing its portfolio of high value-added products in the steel chain.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of steel profiles used in civil construction.

In March 2025, the Company acquired the company Gramperfil S.A. which is located in Portugal. This acquisition will complement local operations involving the production, importing, marketing and processing of metal profiles and accessories used in metallic and civil construction.

•	Mining

Covers the mining and marketing activities of iron ore and tin.

Iron ore high quality operations are located in the Iron Quadrangle, in Minas Gerais, which, besides producing, also market iron ore purchased from third parties.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement to combine assets related to iron ore operations and related logistics, forming a new company that concentrated the Group's main mining activities starting in December 2015. Based in this context, the new company, currently called CSN Mineração S.A., came to hold the lease of TECAR, as well as the Casa de Pedra mine and all Namisa shares, which was incorporated on December 31, 2015. CSN still holds 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., a company with tin mining and smelting units in the state of Rondônia.

•	Logistics

i. Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages Rede Ferroviária Federal S.A.’s former Southest Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railway transportation services provided by MRS are fundamental in supplying raw materials and in the outflow of the Company's final products. The totality of iron ore, coal and coke consumed by the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN for the domestic market and for export.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

The southeastern Brazilian railway system, spanning 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills of CSN (Presidente Vargas Plant), Usiminas, COSIPA, and Gerdau Açominas. Besides serving other customers, the line transports iron ore from the Company's Casa de Pedra mine in Minas Gerais, and coke and coal from Itaguaí Port in Rio de Janeiro, to Volta Redonda/RJ and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins; and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

It also connects to the main ports in the region, thus offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The Company’s activities in port logistics sector were consolidated through the operation of the Sepetiba terminal, which was built after a port modernization law (Law 8.630/1993) allowing the transfer of port activities to the private sector was passed. The Sepetiba terminal offers the infrastructure required to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has berths and large storage area, as well as the most modern and appropriate equipment, systems, and intermodal connections.

The Company's ongoing investment in terminal projects has consolidated the Itaguaí Port Complex as one of the most modern of its kind in Brazil.

iii. Land Transport

On April 1, 2025, CSN completed the acquisition of Estrela Comércio e Participações S.A. (“the Estrela Group"), the Tora Transportes group’s (“the Tora Group”) holding company.

Initially founded in the 1970s to meet land transport needs, the Tora Group currently offers an "Integrated Logistics System” that seeks to integrate modes of transport, especially in road-rail operations and transport in the steel, mining, solid bulk, automotive and dry cargo sectors in general. The Tora Group’s services portfolio also includes terminal management, storage, operation of bonded warehouses, and production chain and light vehicle fleet management services, including the rental and resale of used vehicles.

The Tora Group maintains a national and international presence within the transport sector. The Group relies on more than 70 branches distributed throughout Brazil. It currently operates at four multimodal terminals located in the Southeast region of Brazil and a border terminal located in the city of Uruguaiana/RS. With regards to bonded warehouses, the Tora Group operates a terminal located in the city of Betim/MG that receives goods imported from the Brazil’s largest ports and airports.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

In March 2024, the Tora Group began operations in the light vehicle segment (fleet management, lease and resale of used vehicles), through the acquisition of the Lokamig Group.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency, starting to operate in the sector as an electric power generation player through the commercialization of its surplus.

With thsee acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of 2,011 MW, as follows:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the SPE ITASA, with installed capacity equivalent to its participation of 428 MW;

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds 17.92% participation in the consortium, with installed capacity equivalent to its participation of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the Brasil Central Energia SPE;

5.	Santa Ana Small Hydroelectric Power Plant, located in the state of Santa Catarina, with installed capacity of 6.3 MW, of which CSN Cimentos holds full control of the asset through direct control of the Santa Ana Energética SPE;

6.	Quebra Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through direct control of the SPE of CEC – Companhia Energética Chapecó;

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset through the acquisition of LafargeHolcim;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, commercialization, and distribution operations of cement, aggregates, and concrete. In the factories located in the Southeast, the slag used is the same produced by the blast furnaces of the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding to new regions, starting with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. As of August 31, 2021, these companies, which maintain operations in Brazil’s Northeast region, have added a total of 1.3 Mtpa in cement production capacity.

On September 6, 2022, CSN Cimentos made relevant advances in terms of its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset will add a total of 11 million tons of cement production capacity, in addition to introducing new businesses areas to the Company’s current portfolio: Aggregates and Concrete. When all operations are combined, CSN's Cement segment is currently the second largest in Brazil in terms of effective production capacity, which totals 17 million tons per year.

The Company’s cement plants are located in the states of Minas Gerais, Rio de Janeiro, Espírito Santo Bahia, Goiás and São Paulo. The production process occurs basically through grinding the main raw materials which include clinker, limestone, gypsum, and slag.

The company currently serves the cement market with a broad product portfolio suitable for both the technical segment and the distribution market, according to ABNT NBR 16697. The cement is marketed in both bagged and bulk form.

•	Sales by Geographic Area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

										Nine months ended
										09/30/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		16,793,234	11,264,666	213,897	2,317,867	632,435	536,681	3,647,904	(2,011,901)	33,394,783
In Brazil		12,187,319	1,208,348	213,897	2,317,867	618,530	536,681	3,647,900	(3,884,066)	16,846,476
Abroad		4,605,915	10,056,318			13,905		4	1,872,165	16,548,307
Cost of sales and services	24	(15,472,490)	(7,415,648)	(178,121)	(1,287,252)	(535,382)	(352,755)	(2,527,441)	3,099,899	(24,669,191)
Gross profit		1,320,744	3,849,018	35,776	1,030,615	97,053	183,926	1,120,463	1,087,998	8,725,592
General and administrative expenses	24	(981,985)	(247,904)	(8,915)	(205,224)	(30,084)	(27,669)	(837,401)	(1,994,700)	(4,333,884)
Other operating income/(expenses), net	25	(245,290)	(261,325)	(9,687)	23,015	(3,827)	(33,851)	410,897	(419,673)	(539,740)
Equity in results of affiliated companies	9								401,854	401,854
Operating result before Financial Income and Taxes		93,469	3,339,789	17,174	848,406	63,142	122,406	693,959	(924,521)	4,253,822

Sales by geographic area
Asia			9,560,898						1,854,667	11,415,565
North America		901,947								901,947
Latin America		39,100				13,905		4		53,009
Europe		3,664,868	495,421						17,498	4,177,787
Foreign market		4,605,915	10,056,319			13,905		4	1,872,165	16,548,307
Domestic market		12,187,319	1,208,348	213,897	2,317,867	618,530	536,681	3,647,900	(3,884,066)	16,846,476
Total		16,793,234	11,264,667	213,897	2,317,867	632,435	536,681	3,647,904	(2,011,901)	33,394,783

										Three months ended
										09/30/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		5,294,248	4,418,824	70,941	832,227	313,452	154,821	1,333,445	(624,089)	11,793,868
In Brazil		3,907,890	373,804	70,941	832,227	306,820	154,821	1,333,445	(1,365,080)	5,614,868
Abroad		1,386,358	4,045,020			6,632			740,991	6,179,001
Cost of sales and services	24	(4,942,876)	(2,711,452)	(56,120)	(437,947)	(267,039)	(114,238)	(875,565)	1,078,619	(8,326,618)
Gross profit		351,372	1,707,372	14,821	394,280	46,413	40,583	457,880	454,530	3,467,251
General and administrative expenses	24	(304,657)	(95,774)	(3,028)	(74,616)	(16,355)	(8,815)	(286,053)	(770,421)	(1,559,720)
Other operating income/(expenses), net	25	(116,054)	(120,467)	1,629	71,966	(2,566)	179	(1,065)	(174,351)	(340,728)
Equity in results of affiliated companies	9								156,627	156,627
Operating result before Financial Income and Taxes		(69,339)	1,491,131	13,422	391,630	27,492	31,947	170,762	(333,615)	1,723,430

Sales by geographic area
Asia			3,924,243						740,991	4,665,234
North America		263,964								263,964
Latin America		13,335				6,632				19,967
Europe		1,109,059	120,777							1,229,836
Foreign market		1,386,358	4,045,020			6,632			740,991	6,179,001
Domestic market		3,907,890	373,804	70,941	832,227	306,820	154,821	1,333,445	(1,365,080)	5,614,867
Total		5,294,248	4,418,824	70,941	832,227	313,452	154,821	1,333,445	(624,089)	11,793,868

										Nine months ended
										09/30/2024
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		17,016,084	9,159,679	262,265	2,224,501		358,143	3,589,544	(948,895)	31,661,321
In Brazil		12,324,399	1,149,632	262,265	2,224,501		358,143	3,589,544	(3,514,374)	16,394,110
Abroad		4,691,685	8,010,047						2,565,479	15,267,211
Cost of sales and services	24	(16,190,759)	(6,008,831)	(193,138)	(1,237,108)		(288,986)	(2,571,255)	2,742,492	(23,747,585)
Gross profit		825,325	3,150,848	69,127	987,393		69,157	1,018,289	1,793,597	7,913,736
General and administrative expenses	24	(965,153)	(209,078)	(8,998)	(190,951)		(32,743)	(617,671)	(2,676,892)	(4,701,486)
Other operating income/(expenses), net	25	(453,597)	208,164	(6,573)	58,095		(40,345)	(115,344)	(199,029)	(548,629)
Equity in results of affiliated companies	9								314,304	314,304
Operating result before Financial Income and Taxes		(593,425)	3,149,934	53,556	854,537		(3,931)	285,274	(768,020)	2,977,925

Sales by geographic area
Asia			7,444,891						2,565,479	10,010,370
North America		1,393,442								1,393,442
Latin America		44,786								44,786
Europe		3,253,457	507,344							3,760,801
Others			57,812							57,812
Foreign market		4,691,685	8,010,047						2,565,479	15,267,211
Domestic market		12,324,399	1,149,632	262,265	2,224,501		358,143	3,589,544	(3,514,374)	16,394,110
Total		17,016,084	9,159,679	262,265	2,224,501		358,143	3,589,544	(948,895)	31,661,321

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

										Three months ended
										09/30/2024
	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		6,041,286	2,989,228	98,940	793,093		151,396	1,271,962	(279,316)	11,066,589
In Brazil		4,474,281	407,307	98,940	793,093		151,396	1,271,962	(1,272,919)	5,924,060
Abroad		1,567,005	2,581,921						993,603	5,142,529
Cost of sales and services	24	(5,705,907)	(2,094,173)	(64,313)	(452,481)		(101,809)	(914,956)	1,000,723	(8,332,916)
Gross profit		335,379	895,055	34,627	340,612		49,587	357,006	721,407	2,733,673
General and administrative expenses	24	(321,661)	(67,711)	(2,736)	(67,432)		(11,610)	(213,631)	(1,023,872)	(1,708,653)
Other operating income/(expenses), net	25	(148,066)	(67,737)	(5,173)	(17,213)		(41,888)	(31,566)	(54,601)	(366,244)
Equity in results of affiliated companies	9								122,705	122,705
Operating result before Financial Income and Taxes		(134,348)	759,607	26,718	255,967		(3,911)	111,809	(234,361)	781,481

Sales by geographic area
Asia			2,432,302						993,603	3,425,905
North America		533,875								533,875
Latin America		23,551								23,551
Europe		1,009,579	149,619							1,159,198
Others
Foreign market		1,567,005	2,581,921						993,603	5,142,529
Domestic market		4,474,281	407,307	98,940	793,093		151,396	1,271,962	(1,272,919)	5,924,060
Total		6,041,286	2,989,228	98,940	793,093		151,396	1,271,962	(279,316)	11,066,589

28.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information about transactions related to the statement of cash flows:

			Consolidated		Parent Company
	Ref.	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Income tax and social contribution paid		478,604	1,168,047
Addition to PP&E with interest capitalization	26	290,626	136,115	158,926	52,115
Remeasurement and addition – Right of use	10.b	245,096	266,373	6,280	41,890
Addition to PP&E without adding cash			32,128
Capitalization / acquisition of subsidiary without cash effect	9	1,272,259		1,235,079
Sale of equity interest without effect on cash		387,569		387,569
		2,674,154	1,602,663	1,787,854	94,005

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

29.	OTHER COMPREHENSIVE INCOME

30.	SUBSEQUENT EVENTS

Commercial Operation UHE Jacuí of the Subsidiary Companhia Estadual de Energia Elétrica - CEEE-G

Companhia Siderúrgica Nacional wishes to inform that, on October 7, 2025, its subsidiary CEEE-G was made aware of Administrative Order No. 2.998, issued by the National Electric Energy Agency – ANEEL, published in the Federal Official Journal for October 9, 2025, which suspended the commercial operation of generating units UG1 to UG6 at the Usina Hidrelétrica (UHE) Jacuí. CEEE-G filed, on October 13, 2025, an administrative appeal with a writ for supersedeas with the municipality. On October 23, 2025, ANEEL decided to dismiss the administrative appeal filed, pursuant to Administrative Order No. 3.155, published on October 24, 2025. Given the decision rendered, CEEE-G appealed the decision and evaluated applicable alternatives, as well as the procedures to be adopted.

EXPLANATORY NOTES TO THE INTERIM INFORMATION (In thousands of reals, unless stated otherwise)

Increase in Transnordestina Logística S.A.’s (“TLSA”) share capital

On October 17, 2025, an increase in TLSA's share capital through the issuance of new shares and partial capitalization of credits arising from AFACs held by CSN against TLSA was approved. This increase resulted in the subscription and paying of the amount of R$ 1,000,000,514.49, and CSN came to hold 33.89% of TLSA's share capital.

Notice in the Market of the decision from the Brazilian Antitrust Council

On October 23, 2025, the Company provided notice in market about the statement from the Brazilian Antitrust Council (Cade) that the obligation to divest shares issued by Usinas Siderúrgica de Minas Gerais – Usiminas, provided for in the 2014 Performance Commitment Agreement, as amended (“Divestment” and “TCD”), had been fulfilled. Furthermore, through a decision from a single judge of the Federal Regional Court of the 6th Region (TRF-6), against which appeals are still pending, CADE, by majority vote, imposed an administrative fine on CSN in the amount of $ 128.1 million. This situation ran contrary to the conclusion reached by the technical department at CADE’s Office of the General Superintendent and the votes of 2 (two) directors of from this government-controlled body, including its President, that there was no default for TCD by CSN that would give rise to the application of a penalty.

The Company will take all appropriate measures to safeguard its rights, in addition to continuing with the appropriate appeals against the provided trial ruling.

Distribution of Dividends and Interest on Equity at subsidiary CSN Mineração S.A.

Companhia Siderúrgica Nacional wishes to inform that, on November 4, 2025, a meeting of the Board of Directors at its subsidiary CSN Mineração S.A. was held, with the objective of approving the distribution of R$ 903,205,733.68 (nine hundred and three million two hundred and five thousand seven hundred and thirty-three reals and sixty-eight centavos), of which: (a) R$ 424,205,733.68 (four hundred and twenty-four million two hundred and five thousand seven hundred and thirty-three reals and sixty-eight centavos) are interim dividends allocated to the profit account calculated in the balance sheet drawn up on September 30, 2025, corresponding to R$ 0.0780931987417 per share and; (b) R$ 479,000,000.00 (four hundred and seventy-nine million reals) are payment of interest on equity by CSN Mineração, of which (b1) R$ 448,142,315.36 (four hundred and forty-eight million one hundred and forty-two thousand three hundred and fifteen reals and thirty-six centavos) was allocated to the retained earnings account of the subsidiary in previous fiscal years and (b2) R$30,857,684.64 (thirty million eight hundred and fifty-seven thousand six hundred and eighty-four reals and sixty-four centavos) was allocated to the profit account calculated in the balance sheet drawn up by the subsidiary on September 30, 2025, corresponding to the total amount of R$ 0.0881804257401 per share. The shareholders of CSN Mineração registered with the depositary institution, Banco Bradesco S.A., are entitled to receive these dividends and interest on equity on November 7, 2025 and, as of November 10, 2025, these shares will be traded with dividend stripping. Payment of interim dividends and interest on equity will be provided as of November 19, 2025, on a specific date(s) to be informed in due course to the Shareholders and the market, without the application of monetary restatement or interest between the date of declaration and the effective payment date(s).

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.